================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES pursuant to section 12(b) OR (g) of the Securities Exchange Act of 1934

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        a California limited partnership
             (Exact name of Registrant as specified in its charter)

                California                                 77-0081345
     (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                   Identification No.)

  1221 Lamar Street, Suite 1600, Houston, Texas              77010
    (Address of principal executive offices)               (Zip Code)

       Registrant's Telephone Number, including area code: (713) 853-0530

        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                 Name of each exchange on which
        to be so registered                 each class is to be registered
        -------------------                 ------------------------------
                NONE                                     NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                                (Title of Class)

================================================================================

                                Explanatory Note

In connection with the liquidation of assets in the bankruptcy of Enron Corp. and certain of its subsidiaries, management of Zond Windsystems Management V LLC (the "General Partner"), the general partner of Zond Windsystem Partners, Ltd. Series 85-C (the "Partnership"), became aware that the Partnership's historical exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") had lapsed, and apparently a new extension had not been granted. Based on management's review of the Partnership's records, the following is a summary of the Partnership's actions related to exemption from registration under Section 12(g) of the Exchange Act.

Offers and sales of the Partnership's limited partnership units ("Partnership Interests") were made in a private placement in 1985 pursuant to the exemption from the registration and prospectus delivery requirements of Regulation D of the Securities Act of 1933, as amended. As of December 31, 1985, the Partnership had a total of 550 holders of Partnership Interests, owned assets with a book value of approximately $35.4 million and had liabilities of approximately $15.8 million. Accordingly, the Partnership was required, under Section 12(g) of the Exchange Act, to file a registration statement on Form 10 with the Securities and Exchange Commission (the "Commission"), unless an exemption was available. Pursuant to Section 12(h) of the Exchange Act, the Partnership filed an application by letter dated March 5, 1986 (the "1986 Application") for an exemption from the registration requirements under Section 12(g) of the Exchange Act. The Commission, pursuant to an order dated August 17, 1987 (the "1987 Order"), granted the Partnership a temporary exemption from the registration requirements of Section 12(g). Such exemption appeared to expire by its terms on February 28, 1989.

Following the apparent expiration of the 1987 Order, the Partnership may have been required, under Section 12(g), to file a registration statement on Form 10 with the Commission, unless an exemption was again granted to the Partnership. The Partnership's records indicate that, pursuant to Section 12(h), the Partnership filed an application by letter dated March 13, 1990 (the "1990 Application") again requesting an exemption from the requirements of Section 12(g). The Partnership's records further indicate that there were discussions with the Commission following the filing of the 1990 Application. However, the Partnership is not aware of, and there is no public record of, any order by the Commission ruling on the 1990 Application. Prior to this filing, the Partnership has not registered Partnership Interests under Section 12(g) of the Exchange Act. Given the apparent absence of an order relating to the 1990 Application, the 1990 Application may still be considered pending with the Commission.

Based on the foregoing, the General Partner believes it is advisable for the Partnership to file with the Commission this registration statement on Form 10 and to henceforth comply with the reporting requirements of the Exchange Act.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C
                        A CALIFORNIA LIMITED PARTNERSHIP
        FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001, 2002, 2003 AND 2004
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                TABLE OF CONTENTS
Item
Number                                                                     Page


1.      Business.............................................................1
2.      Financial Information................................................7
3.      Properties..........................................................13
4.      Security Ownership of Certain Beneficial Owners and Management......13
5.      Directors and Executive Officers....................................13
6.      Executive Compensation..............................................15
7.      Certain Relationships and Related Transactions......................16
8.      Legal Proceedings...................................................18
9.      Market Price of and Dividends on the Registrant's Common Equity
        and Related Stockholder Matters.....................................20
10.     Recent Sales of Unregistered Securities.............................20
11.     Description of Registrant's Securities to be Registered.............20
12.     Indemnification of the General Partner and its Affiliates...........25
13.     Financial Statements and Supplementary Data.........................28
14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure............................................28
15.     Financial Statements and Exhibits...................................29

Item 1.     Business

Introduction

Zond Windsystem Partners, Ltd. Series 85-C, a California limited partnership (the "Partnership"), was formed on October 25, 1985 to purchase, own and operate a system of 200 Vestas V-17 wind turbine electric generators (the "Turbines"). The electricity generated by the Turbines is sold by the Partnership to its sole customer, Pacific Gas and Electric Company ("PG&E").

Each Turbine has a rated capacity of 90 kilowatts, and the Turbines have an aggregate rated capacity of 18.0 megawatts. The Turbines, together with a substation and power transfer facilities also owned by the Partnership, form an integrated electric power generating facility (the "Windsystem"). The Windsystem is located in Alameda County, California (the "Operating Site").

The Turbines are interconnected by a system of transformers and power transfer lines to a substation owned by the Partnership. The individual power lines from each of the Turbines are fed into step-up transformers, which increase the voltage of the Windsystem's power from 480 volts to 12.5 kilovolts ("kVs"). Additional 12.5 kV power transfer lines carry electricity to the Partnership's substation which steps up the power to 66 kVs. The power generated by the Windsystem is delivered at this voltage to PG&E at the interconnection point located adjacent to the Partnership's substation.

The Windsystem, which became operational in December 1985, was constructed by Zond Construction Corporation IV ("ZCC"), an affiliate of Zond Systems, Inc. ("ZSI"). The Partnership financed its purchase of the Windsystem with cash raised through a private placement of limited partnership units ("Partnership Interests" or "Units") and equipment financing in the form of promissory notes payable to ZCC (the "Purchase Notes"). ZCC's rights under the Purchase Notes were assigned to ZSI, which was later renamed Enron Wind Systems, Inc. ("EWSI"), which was later merged into a California limited liability company and renamed Enron Wind Systems, LLC ("EWS"). See "Item 1. Business - Bankruptcy and Mergers." The Purchase Notes matured in December 2001; however, the Purchase Notes remain unpaid. At December 31, 2001, there was outstanding $4.1 million of principal and $ 2.5 million of interest in arrears with respect to the Purchase Notes. As of June 30, 2005, there was outstanding $1.5 million of principal and $ 2.5 million of interest in arrears with respect to the Purchase Notes. For further information regarding the Purchase Notes and the amount of interest owing thereunder, see "Item 7. Certain Relationships and Related Transactions - Purchase Note Financing" and Note 4 to the Financial Statements.

The business of the Partnership and the respective rights of its partners, including the Partnership's limited partners (the "Limited Partners"), are governed by the First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-C, a California Limited Partnership, entered into on December 23, 1985,

(the "Partnership Agreement"). The term of the Partnership ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement. The Partnership will dissolve effective on the day on which the term of the Partnership ends. Upon the dissolution of the Partnership, Zond Windsystems Management V LLC (the "General Partner" or "ZWM"), a California limited liability company, which is wholly-owned by EWS, will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner will file with the Securities and Exchange Commission (the "Commission") a Form 15 to terminate registration of the Units under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Partnership Agreement is attached as Exhibit 3.2 to this registration statement.

Bankruptcy and Mergers

On January 3, 1997, ZSI's parent company, Zond Corporation, became a wholly-owned subsidiary of Enron Renewable Energy Corp. ("EREC"), which is wholly-owned by Enron Corp. ("Enron"). Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On February 20, 2002, EWSI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Additionally, a California limited liability company formed on February 19, 2002 for the purpose of merging with EWSI in anticipation of the sale of Enron's wind turbine manufacturing business also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. EWSI merged with and into the other limited liability company on April 19, 2002, and the surviving limited liability company changed its name to Enron Wind Systems, LLC.

On April 12, 2002, Zond Windsystems Management Corporation V, the general partner of the Partnership at such time, merged with and into a second California limited liability company, formed on March 12, 2002, and the surviving limited liability company changed its name to Zond Windsystems Management V LLC. ZWM has not filed for bankruptcy.

On November 17, 2004, the Chapter 11 Plan (the "Plan") relating to the Enron bankruptcy became effective. The Plan provides for Enron and its affiliated debtor companies (including EWS) to sell most of their assets and distribute to their creditors the proceeds of such sales. In connection with the Plan, EWS assumed the Management Agreement (as defined in "Operation and Maintenance Services" below) and that agreement remains in effect.

Sale to General Electric

On April 10, 2002, Enron, Enron Wind Corp. and certain of its subsidiaries, including EWSI, entered into an Amended and Restated Purchase and Sale Agreement in which such entities agreed to sell, in an asset sale (the "GE Sale"), their wind turbine manufacturing, operation and maintenance and construction businesses to General Electric Company, acting through its GE Power Systems business ("GEPS"). The GE Sale was consummated on May 10, 2002. EWS and its affiliated companies retained their existing wind power projects, including the indirect ownership of the general partnership interest in the Partnership. However, effective as of the sale, substantially all of the employees who had been involved in the management of the Partnership transferred to GEPS.

Following the GE Sale, certain Enron personnel who were not formerly involved with the management or operations of the Partnership were appointed to manage and operate the Partnership, and ZWM's principal executive offices were moved to 1400 Smith Street, Houston Texas 77002. In March 2004, the principal executive offices were moved to 1221 Lamar Street, Suite 1600, Houston, Texas 77010. Eric
D. Gadd was appointed President and Chief Executive Officer of ZWM on September 26, 2002. Johnna D. Kokenge was appointed Chief Financial Officer of ZWM on March 22, 2005. The directors of EREC may be deemed directors of the Partnership under the Exchange Act.

Partnership Exemption From Exchange Act Registration

In connection with the liquidation of assets in the Enron bankruptcy, management of the General Partner became aware that the Partnership's historical exemption from registration under Section 12(g) of the Exchange Act had lapsed, and apparently a new extension had not been granted. Based on management's review of the Partnership's records, the following is a summary of the Partnership's actions related to exemption from registration under Section 12(g) of the Exchange Act.

Offers and sales of Partnership Interests were made in a private placement in 1985 pursuant to the exemption from the registration and prospectus delivery requirements of Regulation D of the Securities Act of 1933, as amended. As of December 31, 1985, the Partnership had a total of 550 holders of Partnership Interests, owned assets with a book value of approximately $35.4 million and had liabilities of approximately $15.8 million. Accordingly, the Partnership was required, under Section 12(g) of the Exchange Act, to file a registration statement on Form 10 with the Commission, unless an exemption was available. Pursuant to Section 12(h) of the Exchange Act, the Partnership filed an application by letter dated March 5, 1986 (the "1986 Application") for an exemption from the registration requirements under Section 12(g) of the Exchange Act. The Commission, pursuant to an order dated August 17, 1987 (the "1987 Order"), granted the Partnership a temporary exemption from the registration requirements of Section 12(g). Such exemption appeared to expire by its terms on February 28, 1989.

Following the apparent expiration of the 1987 Order, the Partnership may have been required, under Section 12(g), to file a registration statement on Form 10 with the Commission, unless an exemption was again granted to the Partnership. The Partnership's records indicate that, pursuant to Section 12(h), the Partnership filed an application by letter dated March 13, 1990 (the "1990 Application") again requesting an exemption from the requirements of Section 12(g). The Partnership's records further indicate that there were discussions with the Commission following the filing of the 1990 Application. However, the Partnership is not aware of, and there is no public record of, any order by the Commission ruling on the 1990 Application. Prior to the filing of this registration statement, the Partnership had not registered Partnership Interests under Section 12(g) of the Exchange Act. The Partnership, however, provided to the holders of its Partnership Interests semiannual income tax basis reports on the Partnership's financial and operating performance from April 30, 1986 through June 30, 2000. The Partnership also provided income tax basis reports on the Partnership's financial and operating performance covering the 2002, 2003 and 2004 calendar years to the holders of its Partnership Interests in 2004 and 2005.

Given the apparent absence of an order relating to the 1990 Application, the 1990 Application may still be considered pending with the Commission. As of the date hereof, Section 12(g), as modified by Rule 12g-1 of the Exchange Act, requires an issuer with total assets exceeding $10,000,000 and with 500 or more record holders of a class of equity securities to register such securities with the Commission. It appears that since inception the Partnership has had 500 or more holders of Partnership Interests. However, since 2000, the Partnership has had less than $10,000,000 of total assets. As a result, if the Partnership were formed at any time after 2000, it would not be subject to the registration requirements of Section 12(g). Rule 12g-4 of the Exchange Act, however, does not permit an issuer with more than 500 members to terminate its registration. Accordingly, if the Partnership had previously registered its Partnership Interests, the Partnership would not have been eligible to terminate its registration pursuant to Rule 12g-4 of the Exchange Act.

Based on the foregoing, the General Partner believes it is advisable for the Partnership to file with the Commission this registration statement on Form 10 and to henceforth comply with the reporting requirements of the Exchange Act.

Operation and Maintenance Services

EWS manages the Windsystem pursuant to a Windsystem Management Agreement entered into with the Partnership on November 4, 1985 (the "Management Agreement"). EWS has assumed the Management Agreement in connection with the Plan. The Management Agreement terminates by its terms on December 31, 2005. Prior to May 10, 2002, Enron Wind Maintenance LLC, an affiliate of EWS, provided operation and maintenance services for the Windsystem. On May 10, 2002, in connection with the GE Sale, EWS contracted with GE Wind Energy, LLC to perform certain operation and maintenance services relating to the Windsystem for a period of one year ending on May 10, 2003.

In April 2003, EWS entered into an agreement (the "O&M Agreement") with SeaWest Asset Management Services, LLC ("SeaWest") to provide certain operation and maintenance services relating to the Windsystem beginning in May 2003 and ending in May 2008. If EWS terminates the O&M Agreement prior to the end of its stated term,

EWS may be required to pay certain agreed demobilization fees to SeaWest. If EWS is required to pay such fees, EWS may seek recovery from the Partnership of some, or all, of the amount of such fees pursuant to the terms of the Management Agreement. Management currently estimates that the amount of the demobilization fee, if any, for which EWS could seek recovery from the Partnership would not be in excess of approximately $31,000.

Sale of Electric Power

The Partnership sells the electric power generated by the Turbines to PG&E under a Power Purchase Agreement (the "Power Agreement"). The Power Agreement was originally entered into between PG&E and Wind Developers, Inc. on January 17, 1985 and covered an aggregate of 20 megawatts of generating capacity. In December 1985, Wind Developers, Inc. assigned its rights and obligations under the Power Agreement to ZSI, and ZSI assigned its rights and obligations under the Power Agreement to the Partnership. The term of the Power Agreement ends on the twentieth anniversary of the date of the initial energy deliveries by the Partnership to PG&E, which termination date is on or about December 31, 2005.

Under the Power Agreement, PG&E is required to purchase all of the electric output from the Turbines. Under the Power Agreement, energy generated is sold for a total price equal to the sum of (i) capacity rates based on forecasts of annual as-available capacity and (ii) energy rates. Through July 15, 2001, the energy rates were based on forecasts of the short run avoided cost of energy for PG&E. In connection with that certain agreement dated as of July 13, 2001 between the Partnership and PG&E (the "PG&E Payment Agreement"), PG&E and the Partnership entered into the Third Amendment to the Power Purchase Agreement, which amended the energy component of the prices to be paid under the Power Agreement to provide that, during the period of July 16, 2001 through the end of the term of the Power Agreement, the energy component is equal to an average price of $0.0537 per kilowatt hour ("kWh") rather than based on the variable short run avoided cost of energy for PG&E. See "Item 8. Legal Proceedings - PG&E Bankruptcy".

Windsystem Performance

The amount of electricity produced by the Turbines depends upon wind speed, which is subject to significant seasonal variations in the Altamont area. Wind speed is generally highest during the summer months and lowest during the winter months. These seasonal variations result in significant variations from month to month in the net power production realized by the Turbines, and therefore result in monthly variations in the amount of electricity sold to PG&E. During 2001, 2002, 2003 and 2004 PG&E purchased an aggregate of 36.0 million, 32.0 million,
29.9 million and 35.6 million kWh of electricity, respectively, from the Partnership for an aggregate purchase price of $3.0 million, $2.2 million, $2.1 million and $2.5 million, respectively. During the six months ended June 30, 2005 PG&E purchased an aggregate of 10.4 million kWh of electricity from the Partnership for an aggregate purchase price of $0.7 million.

Going Concern

The following matters raise substantial doubt about the Partnership's ability to continue as a going concern:

        1. As discussed in "Item 2. Financial Information - Liquidity and Capital Resources" and in Note 2 to the Financial Statements, the Partnership has not had, and does not anticipate that it will have, sufficient cash flows from operations to make payment in full of the outstanding principal and accrued but unpaid interest on the outstanding Purchase Notes. The Partnership continues to be in default of the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interests in the assets of the Partnership. As of the date of filing of this registration statement, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. Any such foreclosure by EWS on its security interests in the assets of the Partnership would have a material adverse effect on the Partnership.

        2. As discussed in "Item 1. Business - Introduction" and Note 1 to the Financial Statements, the term of the Partnership ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement. The Partnership will dissolve effective on the day on which the term of the Partnership ends. Upon the dissolution of the Partnership, the General Partner will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner will file with the Commission a Form 15 to terminate registration of the Units under the Exchange Act.

Government Regulation

The sale of electricity at wholesale to public utilities in California is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and by the California Public Utilities Commission ("CPUC"). However, the Partnership's Windsystem is a "qualifying small power production facility" as defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA") and the FERC's regulations thereunder. As a result, the Windsystem is exempt from most FERC regulation and CPUC regulation relating to public utilities. Moreover, since the Windsystem is a qualifying small power production facility that meets certain additional size and source of fuel limitations, it is exempt from rate regulation under the Federal Power Act, from the provisions of the Public Utility Holding Company Act of 1935 relating to electric utilities, and from state laws and regulations relating to electric utility rates and financial or organizational regulation.

While PURPA exempts qualifying small power production facilities from certain federal and state laws regulating electric utilities, these facilities are not exempt from federal and state environmental and other laws, and the facilities, such as the Windsystem, must comply with all applicable federal, state and local environmental and other laws.

Employees

The Partnership has no employees. EWS manages, operates and maintains the Windsystem pursuant to the Management Agreement. The General Partner, utilizing employees of Enron, attends to the remaining day-to-day activities of the Partnership.

Item 2.     Financial Information

Selected Financial Data

From and after 1987, the Partnership's accounting records have been maintained on a federal tax accrual basis, consistent with appropriate provisions of the Internal Revenue Code. Such records have been adjusted for purposes of filings with the Commission to reflect accounting principles generally accepted in the United States. The selected financial data should be read in conjunction with the financial statements and related footnotes included in Item 15.

                                As of and
                               for the six          As of and for the years ended December 31,
                               months ended   ----------------------------------------------------
                              June 30, 2005     2004        2003      2002       2001       2000
                               (Unaudited)
                             -------------   ----------------------------------------------------

Total revenue                 $         732   $  2,474   $  2,082   $  2,255   $  3,020   $  2,102
Net loss                      $        (525)  $   (318)  $   (730)  $   (561)  $    (96)  $ (1,045)

Per unit:
   Net loss                            (692)      (419)      (962)      (739)      (126)    (1,377)
   Partners' deficit                 (3,476)    (2,784)    (2,365)    (1,403)      (664)      (538)

Total assets                  $       1,732   $  2,605   $  5,307   $  6,834   $  7,364   $  8,649
Current portion of notes
 payable to related party     $       1,512   $  1,702   $  3,452   $  4,052   $  4,052   $  5,147
Accrued interest to related
 party                        $       2,532   $  2,532   $  2,532   $  2,532   $  2,532   $  2,377

Partners' deficit             $      (2,638)  $ (2,113)  $ (1,795)  $ (1,065)  $   (504)  $   (408)

    (Dollars in thousands, except per Unit values which are in whole dollars)

All per Unit values were calculated based on 759 Units.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Going Concern

See "Item 1. Business - Going Concern" and Note 2 to the Financial Statements for a discussion of the matters that raise substantial doubt about the Partnership's ability to continue as a going concern.

Liquidity and Capital Resources

The Partnership experienced a lack of liquidity throughout 2001, 2002, 2003 and 2004, and for the first six months of 2005, primarily due to an ongoing shortfall in revenues from operations in comparison to the costs and expenses of operations. Cash flows from the Partnership's operations continue to be sufficient to fund the Partnership's operating expenses; however, the Partnership has been unable to meet its obligations under the Purchase Notes. At June 30, 2005, principal payments on the Purchase Notes in the aggregate amount of $1.5 million and interest payments in the aggregate amount of $2.5 million were in arrears. The Purchase Notes matured in December 2001 and the Partnership does not anticipate that the Purchase Notes will be fully repaid prior to the end of the term of the Partnership. The Partnership's failure to make timely payments on the Purchase Notes gave EWS the right to foreclose against the collateral for its loans as set forth in the security agreements relating to the Purchase Notes. As of the date of this registration statement, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. See "Item 2. Financial Information - Results of Operations for the Six Months Ended June 30, 2005 Compared to June 30, 2004."

The Partnership's primary source of revenues and liquidity to fund operations of the Windsystem, repay debt, administer the Partnership, and make distributions to its partners is the production and sale of electricity from the Windsystem. The Partnership's sole customer is PG&E. The price paid by PG&E for the electricity is contractually defined under the Power Agreement. See "Item 1. Business - Sale of Electric Power" for additional information.

As of June 30, 2005, the Partnership had no current or planned commitments for capital expenditures.

Results of Operations for the Six Months Ended June 30, 2005 Compared to June 30, 2004

During the six month period ended June 30, 2005, the Partnership's electricity revenue was $0.7 million, and the Windsystem produced 10.4 million kWh of electricity sold to PG&E. This was a decrease of $0.6 million or 44% in revenue and a decrease of 7.8 million kWh or 43% of electricity produced as compared to the six month period ended June 30, 2004.

Costs and expenses during the six month period ended June 30, 2005 were $1.3 million, a decrease of $0.2 million or 13% as compared to the six month period ended June 30, 2004. Depreciation decreased $0.08 million in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004 due to the Turbines being fully depreciated during 2004. Property taxes remained comparable in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004. Management fees decreased $0.01 million during the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004. The decrease in management fees is directly related to the decrease in Gross Operating Proceeds received during the six month period ended June 30, 2005. "Gross Operating Proceeds" is defined as all gross receipts from the sale of electricity generated by the Turbines and all amounts paid in lieu of receipts from the sale of electricity (including, without limitation, any proceeds of systems performance or wind resource insurance, casualty loss and business interruption insurance paid in reimbursement of lost revenues and warranty payments in reimbursement of lost revenues), calculated without offset or other deductions of any nature (except for such amounts as may be required to be refunded by the Partnership to PG&E). Easement fees and maintenance expenses remained comparable during the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004. Insurance costs decreased by $0.03 million in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004 due to decreased premiums. Other operating costs decreased $0.06 million in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004 due to decreased backfeed electricity charges resulting from decreased production in the six month period ended June 30, 2005.

Overall, the Partnership reported a net loss of $0.5 million for the six month period ended June 30, 2005, a change of $0.4 million from the net loss of $0.1 million in the six month period ended June 30, 2004. During the six month period ended June 30, 2005, the total partners' deficit increased by $0.5 million to $2.6 million. The net loss per Unit was $692 for the six month period ended June 30, 2005 compared with a net loss per Unit of $188 for the six month period ended June 30, 2004.

Cash flows from operations decreased by $0.3 million in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004. This decrease was primarily due to decreased revenues during the six month period ended June 30, 2005. Cash flows used in financing activities decreased by $0.6 million during the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004 due to decreased principal payments on the Purchase Notes. Excess cash flows from operations are used primarily to fund payments of the principal and interest in arrears on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2004 Compared to December 31, 2003

During 2004, the Partnership's electricity revenue was $2.5 million, and the Windsystem produced 35.6 million kWh of electricity sold to PG&E. This was an increase of $0.4 million or 19% in revenue and an increase of 5.7 million kWh or 19% of electricity produced as compared to 2003.

Costs and expenses were $2.8 million during each of 2004 and 2003. Depreciation was $1.6 million in both 2004 and 2003. During 2003, the Partnership recaptured $0.3 million of bad debt expense originally recognized in 2001. The bad debt expense related to receivables from PG&E for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. Once past due amounts were received in 2003, the bad debt expense was recaptured. There was no bad debt expense recaptured during 2004. Property taxes, easement fees and management fees remained comparable in 2004 as compared to 2003. Maintenance expenses decreased by $0.3 million due to a decrease in unscheduled maintenance in 2004 as compared to 2003. Insurance costs decreased by $0.05 million in 2004 as compared to 2003 due to decreased premiums. Other operating costs increased $0.04 million in 2004 as compared to 2003 due to increased backfeed electricity charges resulting from increased production in 2004.

Overall, the Partnership reported a net loss of $0.3 million for 2004, a change of $0.4 million from the net loss of $0.7 million in 2003. During 2004, the total partners' deficit increased by $0.3 million to $2.1 million. The net loss per Unit was $419 for 2004 compared with a net loss per Unit of $962 for 2003.

Cash flows from operations decreased by $0.4 million in 2004 as compared to 2003. This decrease was primarily due to unfavorable changes in working capital during 2004 as compared to 2003. Cash flows used in financing activities increased by $1.2 million during 2004 as compared to 2003 due to increased principal payments on the Purchase Notes. Excess cash flows from operations are used primarily to fund payments of the principal and interest in arrears on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2003 Compared to December 31, 2002

During 2003, the Partnership's electricity revenue was $2.1 million, and the Windsystem produced 29.9 million kWh of electricity sold to PG&E. This was a decrease of $0.1 million or 6% in revenue and a decrease of 2.1 million kWh or 7% of electricity produced as compared to 2002.

Costs and expenses were $2.8 million during each of 2003 and 2002. Depreciation was $1.6 million in both 2003 and 2002. During 2003, the Partnership recaptured $0.3 million of bad debt expense originally recognized in 2001. The bad debt expense related to receivables from PG&E for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. Once past due amounts were received in 2003, the bad debt expense was recaptured. There was no bad debt expense recaptured during 2002. Property taxes, easement fees and management fees remained comparable in 2003 as compared to 2002. Maintenance expenses increased $0.2 million in 2003 as compared to 2002 due to an increase in unscheduled maintenance and subcontracting fees. Insurance expense increased by $0.05 million in 2003 as compared to 2002 due to increased policy premiums. Other operating costs remained comparable in 2003 as compared to 2002.

Overall, the Partnership reported a net loss of $0.7 million for 2003, a change of $0.1 million from the net loss of $0.6 million in 2002. During 2003, the total partners' deficit increased by $0.7 million to $1.8 million. The net loss per Unit was $962 for 2003 compared with a net loss per Unit of $739 for 2002.

Cash flows from operations decreased by $0.5 million in 2003 as compared to 2002. This decrease was primarily due to unfavorable changes in working capital during 2003 as compared to 2002. Cash flows used in financing activities increased by $0.6 million in 2003 as compared to 2002 due to principal payments made on the Purchase Notes in 2003. No principal payments were made on the Purchase Notes in 2002. Excess cash flows from operations are used primarily to fund payments of the principal and interest in arrears on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2002 Compared to December 31, 2001

During 2002, the Partnership's electricity revenue was $2.2 million, and the Windsystem produced 32.0 million kWh of electricity sold to PG&E. This was a decrease of $0.8 million or 27% in revenue and a decrease of 4.0 million kWh or 12.5% of electricity produced as compared to the same period in 2001.

Costs and expenses during 2002 were $2.8 million, a decrease of $0.3 million or 10%, as compared to 2001. Depreciation was $1.6 million in both 2002 and 2001. During 2001, the Partnership recognized bad debt expense of $0.3 million related to receivables from PG&E for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. There was no bad debt expense recognized during 2002. Pursuant to an agreement between the holder of the Purchase Notes and the Partnership, as acknowledged and memorialized in that certain Interest Expense Acknowledgement dated as of August 30, 2005 between EWS and the Partnership (the "Interest Expense Acknowledgement"), the Partnership was not required to pay any interest on the outstanding principal amount under the Purchase Notes other than the interest set forth in the amortization schedules attached to the Purchase Notes. Since these amortization schedules ended in 2001, the Partnership was not required to recognize any additional interest expense in 2002 (although the Partnership is required to recognize unpaid interest set forth on the amortization schedule). As a result, interest expense decreased by $0.2 million in 2002 as compared to 2001. Property taxes, easement fees and management fees remained constant in 2002 as compared to 2001. Maintenance expenses increased $0.06 million in 2002 as compared to 2001 due to an increase in unscheduled maintenance. Insurance expense increased $0.09 million in 2002 as compared to 2001. This increase is directly related to market conditions within the property and casualty insurance industry coupled with adverse claim experience in prior years. Other operating costs remained comparable in 2002 as compared to 2001.

Overall, the Partnership reported a net loss of $0.6 million for 2002, a change of $0.5 million from the net loss of $0.1 million in 2001. During 2002, the total partners' deficit increased by $0.6 million resulting in total partners' deficit of $1.1 million. The net loss per Unit was $739 for 2002 compared with a net loss per Unit of $126 for 2001.

Cash flows from operations increased by $0.5 million in 2002 as compared to 2001. This increase was primarily due to the favorable changes in working capital during 2002 as compared to 2001. Cash flows used in financing activities decreased by $1.1 million during 2002 due to principal payments on the Purchase Notes made in 2001. No principal payments were made on the Purchase Notes in 2002. Excess cash flows from operations are used primarily to fund payments of the principal and interest in arrears on the Purchase Notes.

Contractual Obligations

The Partnership's contractual obligations as of June 30, 2005 are as follows (in millions):

                                                     2005      Thereafter
                                                   ---------   ----------
            Debt
              Purchase Notes Payable               $   1.512        *

              Interest Payments                    $   2.532        *

            Purchase Obligations:
              Maintenance fees                     $   0.136        *

* The term of the Partnership ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement.

Quantitative and Qualitative Disclosures About Market Risk

The Partnership's management, with the participation of the General Partner's Chief Executive Officer and Chief Financial Officer, has evaluated the disclosure requirements of Item 305 of Regulation S-K "Quantitative and Qualitative Disclosures about Market Risk," and has concluded that the Partnership has no market risk sensitive instruments for which this disclosure is required.

Safe Harbor Statement Regarding Outlook and Other Forward Looking Data

Portions of this registration statement, including but not limited to Items 1 and 2, contain forward-looking statements and involve risks and uncertainties that could significantly affect expected results of operations, liquidity, cash flows and business prospects. Factors that could cause results to differ materially include, but are not limited to: competitive pricing pressures; fluctuations in fossil fuel prices; higher than expected costs; regulatory changes; potential liability resulting from pending or future litigation or administrative action; domestic and international political conditions; political events or insurgent activity; and capital expenditure, acquisition or disposition. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "will," "anticipate," "plan," "intend," "believe," "expect" or similar expressions that convey the uncertainty of future events or outcomes. The Partnership expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed might not occur.

Item 3.     Properties

The Partnership owns the Turbines, including the supporting towers and related concrete support pads and controllers, a power collector system and power substation. The Partnership uses the Operating Site pursuant to an easement granted by ZSI under the terms of the Amended and Restated Wind Park Easement Agreement dated as of July 1, 1986 (the "Wind Park Easement Agreement"). The Wind Park Easement Agreement, unless earlier terminated, terminates on March 6, 2006; provided, however, that the Partnership's rights under the Wind Park Easement Agreement are subject and subordinate to all of the terms and conditions of the Amended Ground Lease for Wind Park Development on the Rooney Ranch, Alameda County dated October 29, 1985 (the "Ground Lease") by and between the City of Santa Clara (the "City") and ZSI. Pursuant to the terms of the Ground Lease, the Ground Lease terminates twenty (20) years from the date the last wind turbine generator was "placed-in service". The Partnership believes that the last wind turbine generator was "placed-in-service" in December 1985 and that the term of the Ground Lease and, as a result, the term of the Wind Park Easement Agreement, end in December 2005. Under the terms of the Ground Lease and the Wind Park Easement Agreement, the City has the option to purchase the Windsystem on December 31, 2005 at a price set forth in the Ground Lease by notifying EWS at least 180 days prior to the end of the year of its intent to make such purchase. In a letter dated June 2, 2005 the City informed Enron Wind LLC, a parent company of EWS, that the City did not wish to exercise the purchase option under the Ground Lease. In addition, the City's available period for notifying EWS of its intent to exercise such purchase option lapsed on July 4, 2005, and no further notice of intent to exercise the purchase option has been provided by the City.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

The Partnership knows of no person (including a "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is the beneficial owner of more than five percent of the Partnership Interests.

ZWM owns the sole general partner interest in the Partnership. No person who is deemed to be an executive officer or director of the Partnership as the date of this filing owns any interest in the Partnership, ZWM, EREC or any of its subsidiaries.

Item 5.     Directors and Executive Officers

The Partnership does not have any employees or directors. The General Partner of the Partnership is ZWM, a California limited liability company, wholly-owned by EWS. Under the terms of the Partnership Agreement, the General Partner holds the exclusive right to manage the business and affairs of the Partnership. The Limited Partners as defined in the Partnership Agreement are not entitled to exercise any rights or powers to manage the business and affairs of the Partnership. The Limited Partners have voting rights only with respect to certain fundamental changes in the nature and operation of the Partnership, as set forth in the Partnership Agreement.

Executive Officers

Set forth below is certain information regarding officers of ZWM that may be deemed executive officers of the Partnership for Commission reporting purposes.

Eric D. Gadd, age 50, has served as President and Chief Executive Officer of ZWM since September 26, 2002, and served as President and Chief Executive Officer of EWS from May 11, 2002 through August 7, 2005. Mr. Gadd is responsible for managing and restructuring the global wind business operations of EWS and its affiliates. Prior to his current assignment, Mr. Gadd served as vice president of business development for one of Enron's natural gas pipeline affiliates. From 1995 to 2001, he was involved in business development and commercial management in Enron's London office. In addition, Mr. Gadd was a director of EREC from September 26, 2002 through November 16, 2004.

Johnna D. Kokenge, age 35, has served as Chief Financial Officer of ZWM since March 22, 2005. Prior to her current assignment, Ms. Kokenge served in various accounting capacities for Enron and certain Enron affiliates from 1999 to 2005.

Mr. Gadd was an executive officer of various subsidiaries of Enron that filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court for the Southern District of New York filed in connection with the Enron bankruptcy. See "Item 1. Business - Bankruptcy and Mergers" for additional information.

Directors

ZWM has no directors. EREC, which indirectly holds the sole membership interest in ZWM, has a board of directors. Because neither the Partnership nor ZWM has an audit committee or a board of directors, the board of directors of EREC serves the role of the audit committee for the Partnership and these directors may be deemed to be directors of the Partnership under the Exchange Act. As a director of EREC, each individual listed below may also be deemed to be a director of Zond Windsystem Partners, Ltd. Series 85-A, Zond Windsystem Partners, Ltd. Series 85-B, and Zond-PanAero Windsystem Partners I, a California Limited Partnership. Set forth below is certain information regarding the directors of EREC.

K. Wade Cline, age 42, has been a director of EREC since November 17, 2004. Mr. Cline was elected as Managing Director and Assistant General Counsel of Enron in February 2002. Mr. Cline has served multiple Enron companies in various legal and management roles since 1992.

Robert Semple, age 59, has been a director of EREC since December 12, 2002 and has served as a financial insolvency consultant with Kroll Zolfo Cooper LLC ("Kroll") since 2000. In connection with the Enron bankruptcy, the debtors retained the services of

Stephen Forbes Cooper, LLC ("SFC"), an affiliate of Kroll, as an independent contractor to provide management services for the debtors. SFC has a shared-employee arrangement with Kroll and Mr. Semple provides management services to Enron and its subsidiaries in connection with his relationship with Kroll. Mr. Semple served as an independent management consultant for various companies prior to his association with Kroll. The board of directors of EREC has determined that Mr. Semple is an "audit committee financial expert" as such term is defined by the rules of the Commission.

Mr. Semple is not "independent" as such term is defined under the listing standards of the New York Stock Exchange.

Messrs. Cline and Semple were executive officers of various subsidiaries of Enron that filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court for the Southern District of New York filed in connection with the Enron bankruptcy. See "Item 1. Business - Bankruptcy and Mergers" for additional information. In addition, Mr. Cline was an executive officer of Dabhol Power Company, a foreign Enron affiliated entity, for which a receiver was appointed.

Delegation of Management

The Partnership has delegated certain aspects of the operation, management, maintenance and repair of the Windsystem to EWS pursuant to the Management Agreement. See "Item 1. Business - Operation and Maintenance Services".

Item 6.     Executive Compensation

As the Partnership has no employees, it does not pay executive compensation to any individual. The General Partner participates in the profits and losses of the Partnership by virtue of its partnership interests, and EWS receives payment under the Management Agreement for services rendered thereunder. The Partnership makes distributions in accordance with the terms of the Partnership Agreement. The Partnership did not distribute any amounts to the General Partner during 2001, 2002, 2003, 2004 or for the first six months of 2005. During 2002, 2003,
2004, and for the first six months of 2005, Mr. Gadd was compensated by Enron or subsidiaries of Enron for all of his services rendered to Enron or its affiliates, including services to the Partnership, and was not compensated directly by the Partnership. During the first six months of 2005, Ms. Kokenge was compensated by Enron or subsidiaries of Enron for all of her services rendered to Enron and its affiliates, including services to the Partnership, and was not compensated directly by the Partnership. Mr. Semple was compensated for all of his services rendered to Enron and its affiliates, including services to the Partnership, by Kroll, an affiliate of SFC, which was retained by the debtors in the Enron bankruptcy to provide management services for the debtors. Mr. Cline was compensated for all of his services rendered to Enron or its affiliates, including services to the Partnership, by Enron. Messrs. Cline and Semple have not been compensated directly by the Partnership for their services as directors of EREC. See also "Item 7. Certain Relationships and Related Transactions" for a discussion of payments made by the Partnership to EWS.

Item 7.     Certain Relationships and Related Transactions

Purchase Note Financing

EWS earned interest from the Partnership under the Purchase Notes. The interest rate under the Purchase Notes was 10.75% per annum. Prior to maturity on December 31, 2001, the Purchase Notes were payable in equal semi-annual installments of principal and interest, commencing in 1986. During 2001, 2003 and 2004, and during the first six months of 2005, the Partnership made principal payments to EWS on the Purchase Notes of $1.1 million, $0.6 million, $1.8 million and $0.2 million, respectively. The Partnership did not make any principal payments on the Purchase Notes during 2002. At December 31, 2001, approximately $4.1 million of outstanding principal, and $2.5 million of accrued interest, was due to EWS under the Purchase Notes. At December 31, 2002, approximately $4.1 million of outstanding principal, and $2.5 million of accrued interest in arrears, continued to be due to EWS under the Purchase Notes. At December 31, 2003, approximately $3.5 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2004, approximately $1.7 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At June 30, 2005, approximately $1.5 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes.

During the period of 1996 through 2001, the Partnership did not pay all of the annually scheduled principal payments due under the Purchase Notes and, notwithstanding the maturity of the Purchase Notes in December 2001, the Partnership has not paid all of the remaining outstanding principal owing under the Purchase Notes. Notwithstanding the terms of the Purchase Notes, the payee under the Purchase Notes required that the Partnership pay only the originally-scheduled interest on the Purchase Notes as established under the amortization schedules that are attached to the Purchase Notes. The payee under the Purchase Notes did not require the Partnership to pay any additional interest with respect to (i) the portion of the annual principal payments that was due and unpaid at the end of any calendar year during such period and (ii) any principal balance of the Purchase Notes outstanding at any time after the maturity date of the Purchase Notes. As a result of this arrangement, the Partnership paid or has been obligated to pay approximately $ 2.2 million less in interest through June 30, 2005 than it otherwise would have paid or been obligated to pay in the absence of such arrangement. This arrangement is acknowledged and memorialized in the Interest Expense Acknowledgement.

The Partnership is in default under the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interest in the assets of the Partnership, including the Windsystem. As of the date of filing of this registration statement, EWS had not notified the Partnership of EWS' intent to foreclose on its security interest. Any such foreclosure by EWS on its security interest in the assets of the Partnership would have a material adverse effect on the Partnership. See "Item 2. Financial Information - Liquidity and Capital Resources" for additional information.

Management of the Windsystem

Under the Management Agreement, EWS, as an independent contractor, is the manager with respect to the operation, management, maintenance and repair of the Windsystem. EWS is obligated to exercise due diligence in performing its duties and obligations. EWS' duties and obligations under the Management Agreement include, but are not limited to: (1) representing the Partnership in its dealings with PG&E, (2) hiring and supervising operating and maintenance personnel, (3) causing the Turbines to be maintained in good condition and repair, (4) complying with any orders or obligations imposed by any governmental agency with jurisdiction, unless the Partnership instructs to the contrary, (5) investigating all accidents or damage relating to the ownership, operation or maintenance of the Turbines or infrastructural facilities, (6) enforcing warranty and insurance claims associated with the Turbines, the infrastructural facilities and components thereof, (7) maximizing production of electric power and performing other services that it may deem necessary in its reasonable judgment, (8) using best efforts to ensure costs and expenses are reasonable and competitive with those of unaffiliated third parties, and (9) providing such reports and information as may reasonably be requested by the lenders to, or other persons with an interest in, the Partnership. See "Item 1. Business - Operation and Maintenance Services."

As compensation for its services under the Management Agreement, EWS receives a management fee of 1% of the Partnership's Gross Operating Proceeds. Under the Management Agreement, EWS is also reimbursed for 115% of the maintenance costs incurred in connection with the Windsystem, including labor and material costs that it incurs in the performance of maintenance services, including maintenance services by third parties relating to the Windsystem.

During 2001, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During 2002, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During 2003, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.9 million. During 2004, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During the first six months of 2005, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.3 million. Eric
D. Gadd was Chief Executive Officer and President of EWS from May 11, 2002 through August 7, 2005. Robert Semple was a Managing Director of EWS from March 17, 2003 through November 16, 2004, and was an Associate Restructuring Director of EWS from November 17, 2004 through August 7, 2005. K. Wade Cline was a Vice-President of EWS from November 17, 2004 through August 7, 2005.

Wind Park Easement Agreement

The Partnership uses the Operating Site pursuant to the Wind Park Easement Agreement. Under the Wind Park Easement Agreement, the Partnership is required to pay EWS (i) annual easement fees, (ii) the Partnership's pro rata share of real property taxes and assessments, and (iii) the Partnership's pro rata share of the repair and maintenance costs of the infrastructure roads relating to the Operating Site. The Wind Park Easement Agreement requires that the Partnership pay annual easement fees in an amount equal to the greater of: (i) the Partnership's pro rata share of each annual payment due from EWS to the City under the Ground Lease, or (ii) a percentage of Gross Operating Proceeds that increases throughout the term of the Wind Park Easement Agreement (5% from calendar year 1986 through 1995; 10% from calendar year 1996 through 2000; and 13% thereafter). The Partnership has recognized the easement expense on a straight-line basis over the life of the Wind Park Easement Agreement. For each of 2001, 2002, 2003 and 2004, the Partnership's easement fees were $0.3 million. For the first six months of 2005, the Partnership's easement fees were $0.1 million.

At the termination of the Wind Park Easement Agreement the Partnership may: (1) elect to abandon the Turbines, related equipment and substation; (2) within 90 days, at its own expense, remove the Turbines, related equipment and that portion of the power substation affixed to the pad upon which it is situated; or
(3) elect to sell the Turbines. If the Partnership elects to sell the Turbines at any time, the Partnership must first offer the Turbines to EWS on the same terms and conditions. If the Turbines, related equipment, and substation are abandoned, neither EWS nor any affiliate shall have the right to operate the Turbines, related equipment, and substation unless EWS (or its affiliate) pays to the Partnership the appraised fair market value (as defined) of the Turbines, related equipment, and substation.

Item 8.     Legal Proceedings

PG&E BANKRUPTCY

On April 6, 2001 PG&E filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, San Francisco Division (the "PG&E Bankruptcy Proceeding"). At the time of this bankruptcy filing, PG&E owed the Partnership $666,626 (the "PG&E Prepetition Payable") in connection with the prior delivery of energy by the Partnership to PG&E under the Power Agreement. In July 2001, the Partnership and PG&E entered into the PG&E Payment Agreement, pursuant to which PG&E agreed to: (i) amend the energy component of the prices to be paid under the Power Agreement for the lesser of the term of the Power Agreement or five years; (ii) pay to the Partnership the PG&E Prepetition Payable, together with interest; and (iii) use its best efforts to assume the Power Agreement in the PG&E Bankruptcy Proceeding. Pursuant to the Third Amendment to the Power Purchase Agreement between PG&E and the Partnership dated November 13, 2001, the Power Agreement was amended so that the energy component of the price to be paid under the Power Agreement is equal to an average price of $0.0537 per kWh rather than based on the variable short run avoided cost of energy for PG&E. PG&E assumed the Power Agreement in the PG&E Bankruptcy Proceeding and by April 2003 PG&E paid to the Partnership the amount of the PG&E Prepetition Payable, together with interest in the aggregate amount of $50,747.

FERC Investigation

In May 2003, the FERC, pursuant to FERC Docket No. EL03-47-000, began investigating whether the Windsystem and certain other power projects owned by Enron or its affiliates failed to meet the ownership criteria for qualifying small power production facility ("QF") status under PURPA following Enron's acquisition of Portland General Electric Company in 1997. Under PURPA, and the applicable FERC regulations, a power project is not a QF if more than 50% of the equity interest in the project is owned by an electric utility or electric utility holding company. The Partnership and FERC Trial Staff have settled the issues under investigation and entered into a Consent Agreement dated March 10, 2004 (the "Consent Agreement"). The Consent Agreement is available on the FERC website. Pursuant to the Consent Agreement, the Partnership and FERC Trial Staff agree that the Windsystem is a QF notwithstanding Enron's indirect equity interest in the Windsystem and the other contractual relationships between the Partnership and various affiliates of Enron. FERC approved the Consent Agreement effective June 2, 2004.

Avian Fatalities

The Operating Site is located in the Altamont Pass area, which is in Alameda County, California. There are approximately 5,400 operating wind turbines in the Altamont Pass area, including the 200 Turbines owned and operated by the Partnership. The operation of wind turbines in the Altamont Pass area has resulted in a significant number of avian fatalities, including the deaths of certain hawks, eagles and owls, among other birds. Certain of these fatalities may be a violation of law, including The Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act. The Partnership and other turbine operators in the Altamont Pass area have been working together to formulate and implement various measures to reduce the number of avian fatalities. The Partnership intends to take a number of measures to address this issue and, depending on the measures taken, the cost (either direct cost or reduction in revenue) of such measures, and the cost of any actions that may be brought against the Partnership in connection with this issue, may be material to the ongoing operations of the Partnership. In connection with formulating measures to address this avian fatality issue, the Partnership, along with the other Altamont Pass area wind turbine operators, have had ongoing discussions with representatives of the California Department of Fish and Game ("CDFG"), the U.S. Fish and Wildlife Service ("FWS") and the U.S. Department of Justice ("DOJ"), among others. At this point in time, the Partnership is unable to determine whether the measures it expects to take to address the avian fatality concerns applicable to the Operating Site will be satisfactory and whether CDFG, FWS or DOJ will require further action by the Partnership, or will bring any actions against the Partnership.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no established public trading market for the Partnership Interests. As of June 30, 2005, there were 560 holders of the 759 Partnership Interests. The Partnership makes distributions to the holders of Partnership Interests in accordance with the terms of the Partnership Agreement. However, under the Purchase Notes, the Partnership cannot make cash distributions to its partners unless certain cash reserve balances are maintained and no events of default exist. The Partnership has not made distributions to its holders in any fiscal year, including during the fiscal years ended December 31, 2001, December 31, 2002, December 31, 2003 and December 31, 2004, or during the six months ended June 30, 2005.

Item 10.    Recent Sales of Unregistered Securities

The Partnership has not sold any securities within the past three years.

Item 11.    Description of Registrant's Securities to be Registered

The Partnership's securities consist of the Partnership Interests. Such Units are governed by the Uniform Limited Partnership Act of the State of California as set forth in the California Corporations Code, and by the terms of the Partnership Agreement.

Under the Partnership Agreement, no General Partner may assign, transfer, mortgage or sell any portion of its interest in the Partnership (other than to an affiliate) without the consent of Unit holders holding a majority of the Units. No Limited Partner may sell, transfer or assign his interest in the Partnership, in whole or in part, unless the General Partner consents to such sale, transfer or assignment, which consent may be withheld in his sole discretion.

An assignee of an interest in the Partnership may only be admitted as a Limited Partner if, among other things, the General Partner consents and the assignee accepts and agrees to be bound by the terms and provisions of the Partnership Agreement. In connection with any proposed assignment of Units consented to by the General Partner, the assigning Unit holder must assign not less than one Unit. An assignee has no right to require any information or account of the Partnership's transactions or to inspect the Partnership books or to vote, but is entitled to receive a share of the profits or the return of the capital contributions to which the assignor would otherwise be entitled under the Partnership Agreement. An assignee, however, has the right to assign those interests which he has to a successor assignee and to join with such successor assignee in making application to substitute such successor assignee as a Limited Partner, so long as such assignment does not contravene the terms of the Partnership Agreement.

Summary of the Limited Partnership Agreement

The following is an explanation of certain material terms and provisions of the Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Partnership Agreement itself.

Liability of Partners

No Unit holder is liable for any of the debts, liabilities, contracts or any other obligations of the Partnership in excess of the sum of the amount required to be contributed or otherwise contributed to the capital of the Partnership by such Unit holder pursuant to the Partnership Agreement and his share of the undistributed profits. In the event that a General Partner withdraws from the Partnership or sells, transfers, or assigns its entire interest, is removed or otherwise ceases to be a General Partner, the General Partner remains liable for all obligations and liabilities incurred by the Partnership prior to the effective date of such occurrence and is free of any obligation or liability on account of the activities of the Partnership from and after such time.

Special Limited Partner

A Special Limited Partner means a person who purchases a special Unit in the Partnership representing capital contributions totaling $25,000 and is admitted to the Partnership as a Limited Partner. A Special Limited Partner is entitled to the distributions and allocations provided for with respect to Special Limited Partners under the Partnership Agreement.

Management of Partnership Affairs

Subject to the consent of the Limited Partners where required by the Partnership Agreement, the General Partners have the exclusive right to manage the business of the Partnership and are authorized to take any action they deem necessary in accordance with the provisions of the Partnership Agreement. No Limited Partner may take any part in or interfere in any manner with the conduct or control of the business of the Partnership. No Limited Partner has any right or authority to act for or bind the Partnership.

The General Partner controls, conducts and manages the day-to-day operations of the Partnership business and is to devote such time to the Partnership as necessary for the proper performance of the General Partner's duties. The General Partner may exercise on behalf of the Partnership all powers and rights necessary, proper, convenient or advisable to effectuate and carry out the business and objectives of the Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: acquiring property for the Partnership; spending the capital and income of the Partnership; purchasing insurance; borrowing money; entering into contracts; retaining independent public accountants; employing attorneys; and admitting Limited Partners into the Partnership.

Without the consent of all of the Limited Partners, the General Partner has no authority to: act in contravention of the Partnership Agreement; perform any act which would make it impossible to carry on the ordinary business of the Partnership; confess a judgment against the Partnership; possess property or assign rights in specific property for other than a Partnership purpose; admit a person as an additional or substitute General Partner except as otherwise provided in the Partnership Agreement; commingle funds of the Partnership with funds of any other person or entity; amend the Partnership Agreement, except as provided in Article 14 of the Partnership Agreement; or do any act which would jeopardize the Windsystem's status as a "qualifying small power production facility" as defined in PURPA.

Sharing of Profits and Losses; Partnership Accounting

Each partner has a capital account. To each capital account there is credited the Partner's aggregate capital contribution and the partner's distributive share of profits and gains allocated pursuant to the Partnership Agreement. From each capital account there is debited (i) the cash and the net fair market value of property distributed to the partner, (ii) the cash distributed to the partner, and (iii) the partner's distributive share of losses. In the event all or any portion of an interest in the Partnership is transferred in accordance with the terms of the Partnership Agreement, the transferee will succeed to the capital account of the transferor to the extent it relates to the transferred interest.

Profits and losses for any taxable year or other period are allocated as follows: for any taxable year or other period beginning before the later of the distribution date or January 1, 1996, 98% to the regular Limited Partners in proportion to their regular Units, 1% to the Special Limited Partners in proportion to their special Units and 1% to the General Partner; and for any taxable year or other period beginning on or after the later of the distribution date or January 1, 1996, 75% to the regular Limited Partners in proportion to their regular Units, 5% to the Special Limited Partners in proportion to their special Units and 20% to the General Partner.

Additional Partners

The General Partner has the authority to admit Limited Partners into the Partnership. This occurs upon the acceptance of the subscription agreement by the General Partner.

Dissolution of the Partnership

The Partnership will dissolve only upon the happening of any of the following events: (i) the withdrawal, removal, death, insanity, dissolution, bankruptcy or legal incapacity of a General Partner; (ii) the sale or other disposition of all or substantially all of the property of the Partnership; (iii) the affirmative vote of partners holding a majority of the interests in the Partnership to dissolve and wind up the affairs of the Partnership; (iv) the delivery of written notice by the City or its successor pursuant to the Ground Lease of its intent to exercise the option contained in the Ground Lease to purchase the assets of the Partnership; or (v) the expiration of the term of the Partnership.

Dissolution of the Partnership will be effective on the day on which the event occurs giving rise to the dissolution, but the Partnership does not terminate until the Partnership's Certificate of Limited Partnership is canceled and the assets of the Partnership are distributed. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, as aforesaid, the business of the Partnership and the affairs of the partners will continue to be governed by the Partnership Agreement.

Upon dissolution of the Partnership, the General Partner will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement and cause the cancellation of the Partnership's Certificate of Limited Partnership.

Removal or Admission of General Partner

The General Partner may be removed and successor General Partners may be admitted upon the vote of the holders of a majority of the outstanding regular Units.

Amendments; Meetings

No amendment to the Partnership Agreement may: (i) enlarge the obligations of any Limited Partner or modify the limited liability of any Limited Partner without the consent of such Limited Partner; (ii) modify the order or method for the allocation of profits and losses without the consent of each partner adversely affected by such modification; (iii) modify certain amendment provisions of the Partnership Agreement; or (iv) expand the duties or reduce the rights of the General Partner without the approval of the affected General Partner.

Meetings of the partners are called by the General Partner or, upon written request to the General Partner, by regular Limited Partners holding more than ten percent of regular Units, provided the purpose of the meeting relates to matters upon which the Partnership Agreement permits the regular Limited Partners to vote. Written notice of a meeting called by the General Partner is given to all partners (either in person or by registered mail) not less than 10 nor more than 60 days before the date of the meeting. The notice states the place, date, and hour of the meeting and the general nature of the business to be transacted. Each partner entitled to vote under the Partnership Agreement may authorize another person or persons to act for it in all matters regarding his Units including the waiver of notice, voting and participation in meetings. Regular Limited Partners holding a majority of Units represented in person or by proxy will constitute a quorum for the transaction of business at any meeting of the partners.

The General Partner or the regular Limited Partners requesting a meeting may fix in advance a date as the record date for determining the regular Limited Partners entitled to vote at a meeting. The date will be not more than 50 days nor less than 10 days before any such meeting.

Voting

The approval of the holders of a majority of the regular Units is required, subject to the provisions of the Partnership Agreement, to: (i) amend the Partnership Agreement; (ii) dissolve the Partnership; (iii) remove a General Partner, provided that removal of a sole General Partner will not become effective until the election of a new General Partner; (iv) admit a new General Partner upon the removal, withdrawal, retirement, death, insanity, bankruptcy, insolvency or dissolution of a General Partner; (v) approve the assignment, transfer, mortgage or sale of any portion of a General Partner's interest in the Partnership (other than with respect to an affiliate); or (vi) sell or transfer all or substantially all of the assets of the Partnership other than a sale or transfer of Partnership assets in the ordinary course of business.

Notwithstanding the foregoing, (i) the affirmative vote of all of the Limited Partners is required to admit a General Partner or elect to continue the business of the Partnership after a General Partner ceases to be a General Partner other than by removal where there is no remaining or surviving General Partner and (ii) the affirmative vote of a majority-in-interest of the Limited Partners is required to admit a General Partner in all circumstances other than where a General Partner is removed and there is no remaining or surviving General Partner. Special Limited Partners are not entitled to vote other than as described in this paragraph.

Books, Records and Reports

The Partnership will keep at its principal place of business, for inspection by any partner during normal business hours, all the following: (i) a current list of the full name and last known business or residence address of each partner, together with the contribution and the share in profits and losses of each partner; (ii) a copy of the Certificate of Limited Partnership and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any certificate has been executed; (iii) copies of the Partnership's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years; (iv) copies of the original Partnership Agreement and all amendments thereto; (v) financial statements of the Partnership for the six most recent fiscal years; and (vi) the Partnership's books and records for at least the current and past three fiscal years. The General Partner will cause an annual report to be sent to each of the partners not later than 120 days after the close of the fiscal year. That report will contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, and a report on the activities of the Partnership during the period covered by the report. Limited Partners representing at least 5 percent of the interests of Limited Partners may make written request to the General Partner for an income statement of the Partnership for the initial three-month, six-month, or nine-month period of the most current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the Partnership as of the end of that period. The statement will be delivered or mailed to the Limited Partners within 30 days thereafter.

Item 12.    Indemnification of the General Partner and its Affiliates

Pursuant to the terms of the Partnership Agreement, the Partnership has agreed to indemnify the General Partner and its officers and directors for any act performed by them within the scope of authority conferred upon the General Partner by the Partnership Agreement provided that they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership and the Limited Partners, and had no reasonable grounds to believe that their conduct was negligent or unlawful. However, no indemnification may be made with respect to any claim, issue or matter as to which the General Partner or its officers and directors are adjudged to be liable for negligence or willful misconduct in the performance of their duties to the Partnership unless, and only to the extent that, the court in which such action or suit is brought shall determine that, despite the adjudication of liability for negligence or willful misconduct, and in view of all the circumstances of the case, the General Partner and its officers and directors are fairly and reasonably entitled to indemnity for such expenses. Any indemnity shall be paid from, and only to the extent of, assets of the Partnership, and the Limited Partners shall not have any personal liability on account thereof.

Pursuant to the terms of the Management Agreement, the Partnership has agreed to indemnify EWS against all actions, claims, losses, damages, injuries, liabilities, costs, charges and expenses incurred by EWS in its proper performance of its duties under the Management Agreement to the extent directly or indirectly resulting from or attributable to the fault or neglect of the Partnership and on account of any failure of EWS to comply with any applicable governmental orders or requirements pursuant to the written instructions of the Partnership. EWS has similarly agreed to indemnify the Partnership where the action, claim, loss, damage, injury, liability, cost, charge or expense is directly or indirectly attributable to the fault or neglect of EWS or its officers or employees in the performance of EWS' duties under the Management Agreement.

Pursuant to the terms of the Wind Park Easement Agreement, the Partnership has agreed to indemnify EWS against any losses, liabilities, claims, judgments, damages, costs and expenses (including without limitation reasonable attorneys' fees) caused by any breach by the Partnership, its agents or employees (other than EWS or its affiliates) of a duty imposed on it or any of them by law or under the Wind Park Easement Agreement for injury or damage to persons or property resulting from or attributable to the fault or neglect of the Partnership, its agents or employees (other than EWS or its affiliates).

Indemnification of Officers and Directors

Enron

The Third Amended and Restated Articles of Incorporation ("Enron's Articles") and the Amended and Restated Bylaws ("Enron's Bylaws") of Enron provide indemnification for officers and directors of Enron and its subsidiaries, including the General Partner and EREC, to the fullest extent permitted by the Oregon Revised Statutes (the "ORS").

The ORS permit a corporation to include a provision in its articles of incorporation that eliminates personal liability of directors or officers of the corporation to the corporation and its shareholders for monetary damages for conduct as a director or officer of the corporation, except that no provision may eliminate or limit a director's liability for (a) breach of the director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) an unlawful payment of a dividend or repurchase of stock or (d) any transaction from which the director derived an improper personal benefit. Enron's Articles provide that to the fullest extent permitted by the ORS, no director or officer of Enron shall be personally liable to Enron or its shareholders for monetary damages for conduct as a director or officer. Certain provisions of the ORS and Enron's Articles and Bylaws concerning indemnification of directors and officers are discussed below.

Oregon Revised Statutes. The ORS provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (1) shall be indemnified by the corporation for reasonable expenses of that litigation when the director or officer is wholly successful on the merits or otherwise, (2) may be indemnified by the corporation, even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful) and (3) may be indemnified by the corporation for reasonable expenses of a derivative suit (a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation. The indemnification described in clauses (2) and (3) above may be made only upon a determination by (a) a majority of a quorum of disinterested directors or a committee of disinterested directors, (b) independent legal counsel or (c) the shareholders that indemnification is proper because the applicable standard of conduct has been met. The ORS authorizes the advancement of litigation expenses to a director or officer upon receipt of a written affirmation of the director's or officer's good faith belief that the standard of conduct has been met and an undertaking by the director or officer to repay the expenses if it is ultimately determined that he or she is not entitled to be indemnified. The ORS authorizes a court to award additional indemnification. The ORS also authorizes a corporation to provide officers' and directors' liability insurance and provides that statutory indemnification rights are not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, board action, vote of shareholders or otherwise.

Enron's Articles, Bylaws and Insurance. Enron's Articles and Bylaws provide that Enron will indemnify to the fullest extent permitted by the ORS a person who is made, or threatened to be made, a party to or a witness in, or is otherwise involved in, any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including any action, suit or proceeding by or in the right of Enron) because that person (1) is or was a director or officer of Enron or any of its subsidiaries, (2) is or was serving as a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of Enron or any of its subsidiaries, or (3) while serving as an officer or director of Enron, is or was serving, at the request of Enron or any of its subsidiaries, as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The expenses incurred by the director or officer in connection with any of the above such actions is to be paid by Enron in advance upon written request of the indemnified person, provided the director or officer furnishes to Enron (i) a written affirmation that the director or officer believes that he or she is entitled to be indemnified by Enron and (ii) a written undertaking to repay such advance to the extent that it is ultimately determined by a court that such person is not entitled to be indemnified by Enron.

Enron's Articles provide that notwithstanding any of the foregoing, absent specific authorization by the Board of Directors of Enron, Enron shall not provide any indemnification to any person who is (x) a "Person" (as defined in the Plan) that is not entitled to a release or waiver of claims by the Debtors and/or Debtors in Possession (as such terms are defined in the Plan) because of application of clause (a) of the first proviso under Section 42.6 of the Plan or
(y) a Person against whom the Debtors and/or Debtors in Possession have a claim that is not entitled to be released or waived because of application of clause
(b) of the first proviso under Section 42.6 of the Plan.

Enron has obtained insurance pertaining to officers and directors of Enron and its subsidiaries against specified liabilities which they may incur in their capacities as officers or directors.

EREC

The Amended and Restated Certificate of Incorporation of EREC ("EREC's Articles") provides indemnification for officers and directors of EREC to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). The relevant provisions of the DGCL and EREC's Articles concerning indemnification of directors and officers are discussed below.

Delaware General Corporation Law. Under Section 145 of the DGCL, a corporation may indemnify a person made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions, where he had no reasonable cause to believe his conduct was unlawful. Indemnification against expenses (including attorneys' fees) is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect of any matter in which the person is adjudged to be liable to the corporation unless a court determines that indemnification is fair and reasonable in view of all the circumstances of the case.

Expenses (including attorneys' fees) incurred by an officer or director in defense of a lawsuit of the type described above may be paid by the corporation in advance of the final disposition of such suit upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise.

EREC's Articles. EREC's Articles provides that EREC will indemnify and hold harmless, to the fullest extent authorized by the DGCL, each person who was or is made or is threatened to be made a party to, or is involved in any action, suit or proceeding, including civil, criminal, administrative or investigative proceedings, by reason of the fact that such person is or was a director or officer of EREC (or serving at the request of EREC as a director, officer, employee or agent for another entity). Such persons seeking indemnification in connection with a suit or proceeding of the type discussed above that was initiated by such person may only be indemnified by EREC if the suit or proceeding was authorized by EREC's Board of Directors. EREC's Articles also provide that EREC will pay the expenses incurred in defending any such action in advance of its final disposition.

Item 13.    Financial Statements and Supplementary Data

The information requested by this Item is incorporated by reference to the Financial Statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As described above, commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under the Bankruptcy Code. On January 17, 2002, the Board of Directors of Enron discharged Enron's independent auditor Arthur Andersen LLP ("Arthur Andersen"). Since that date, Enron and many of its subsidiaries have not had an independent auditor. Arthur Andersen did not audit the Partnership's financial statements for the fiscal year ended December 31, 2001 or thereafter. The reports of Arthur Andersen on the Partnership's federal income tax basis financial statements for the years ended December 31, 1999 and 2000 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to the audit scope, uncertainty or accounting principles.

On January 27, 2005, the Partnership retained Hein & Associates LLP as its independent accountant to audit the Partnership's financial statements as of and for the years ended December 31, 2001, 2002, 2003 and 2004 and to review interim financial information to be filed with the Commission during the year ending December 31, 2005. During the two most recent fiscal years and during the current fiscal year through January 27, 2005, the Partnership did not consult with Hein & Associates LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Partnership's financial statements; or (iii) any matter which was the subject of a disagreement or a reportable event, as such terms are defined in Item 304(a)(1) of Regulation S-K and its related instructions.

Item 15.    Financial Statements and Exhibits

(a) Financial Statements

        Balance Sheets at June 30, 2005 (Unaudited) and December 31, 2004, 2003, 2002 and 2001

        Statements of Operations for the years ended December 31, 2004, 2003, 2002 and 2001

        Unaudited Statements of Operations for the six months ended June 30, 2005 and 2004

        Statements of Changes in Partners' Deficit for the six months ended June 30, 2005 (Unaudited) and the years ended December 31, 2004, 2003, 2002 and 2001

        Statements of Cash Flows for the years ended December 31, 2004, 2003, 2002 and 2001

        Unaudited Statements of Cash Flows for the six months ended June 30, 2005 and 2004

        Notes to Financial Statements

(a)2    Schedules

        None

(b) Exhibits

Number                                Description
------  ------------------------------------------------------------------------

3.1 Certificate of Limited Partnership filed in the office of the California Secretary of State on October 25, 1985.

3.2 First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-C, dated as of December 23, 1985.

10.1 Windsystem Construction Agreement, dated as of November 4, 1985, between Zond Construction Corporation IV ("ZCC") and Zond Windsystem Partners, Ltd. Series 85-C (the "Partnership").

10.2    (a)     Purchase Note and Security Agreement (Series C) dated as of
                December 2, 1985 between ZCC and the Partnership;
        (b)     Amendment to Purchase Note and Security Agreement between ZCC and the Partnership dated as of July 1, 1986;
        (c)     Supplemental Security Agreement (Series C) between Zond
                Windsystems Holding Company (successor by merger to ZCC) and the Partnership dated as of June 30, 1992.

10.3    (a)     Series C Promissory Note dated as of December 23, 1985 in the amount of $7,920,000 issued by the Partnership in favor of ZCC;
        (b)     Series C Promissory Note dated as of December 27, 1985 in the amount of $7,920,000 issued by the Partnership in favor of ZCC.

10.4    (a)     Deed of Trust and Assignment of Rents dated as of December 2,
                1985 by the Partnership in favor of ZCC;
        (b)     First Amendment to Deed of Trust and Assignment of Rents dated as of July 1, 1986 between the Partnership and ZCC.

10.5 Amended Ground Lease For Wind Park Development on the Rooney Ranch, Alameda County dated October 29, 1985 by and between the City of Santa Clara and Zond Systems, Inc. ("ZSI").

10.6 Amended and Restated Wind Park Easement Agreement, dated as of July 1, 1986, between ZSI and the Partnership.

10.7 Windsystem Management Agreement, dated as of November 4, 1985, between ZSI and the Partnership.

10.8    (a)     Power Purchase Agreement For Long-Term Energy and Capacity,
                dated January 17, 1985, between Wind Developers, Inc. and
                Pacific Gas and Electric Company ("PG&E");
        (b)     Assignment of Power Purchase Agreement effective as of September
                17, 1985, between Wind Developers, Inc. and ZSI;
        (c)     Assignment of Power Purchase Agreement dated November 4, 1985, between ZSI and the Partnership;
        (d)     First Amendment to Power Purchase Agreement between PG&E and the
                Partnership dated December 11, 1985;
        (e)     Second Amendment to the Long-Term Energy and Capacity Power
                Purchase Agreement between PG&E and the Partnership dated
                September 19, 1988;
        (f)     Third Amendment to the Power Purchase Agreement between PG&E and the Partnership dated November 13, 2001.

10.9    Agreement dated as of July 13, 2001 between PG&E and the Partnership.

10.10 Interest Expense Acknowledgement dated as of August 30, 2005 between EWS and the Partnership.

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ZOND WINDSYSTEM PARTNERS, LTD.
                                             SERIES 85-C, a California limited
                                             partnership

                                             By:    Zond Windsystems
                                                    Management V LLC,
                                                    General Partner

Dated August 30, 2005                        By:    /s/ Eric D. Gadd
                                                 -------------------------------
                                             Name:  Eric Gadd
                                                  ------------------------------
                                             Title: President and CEO
                                                   -----------------------------

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                              FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Balance Sheets at
June 30, 2005 (Unaudited) and December 31, 2004, 2003, 2002 and 2001       F-1

Statements of Operations for
the years ended December 31, 2004, 2003, 2002 and 2001                     F-2

Unaudited Statements of Operations for
The six months ended June 30, 2005 and 2004                                F-2

Statements of Changes in Partners' Deficit for
the six months ended June 30, 2005 (Unaudited) and for the years ended
December 31, 2004, 2003, 2002 and 2001                                     F-3

Statements of Cash Flows for the
years ended December 31, 2004, 2003, 2002 and 2001                         F-4

Unaudited Statements of Cash Flows for
the six months ended June 30, 2005 and 2004                                F-4

Notes to Financial Statements                                              F-5

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Zond Windsystem Partners, Ltd. Series 85-C:

We have audited the accompanying balance sheets of Zond Windsystem Partners, Ltd. Series 85-C (the "Partnership") as of December 31, 2004, 2003, 2002 and 2001 and the related statements of operations, changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2004, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the financial statements, the Partnership has not had sufficient cash flows from operations to make payments of principal and interest in arrears on outstanding debt and certain agreements relating to the Partnership's ability to generate electricity expire in 2005. These matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. The term of the Partnership ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement. The Partnership will dissolve effective on the day on which the term of the Partnership ends.

July 15, 2005

HEIN & ASSOCIATES LLP

Houston, Texas

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                             (Dollars in thousands)

                                                  June 30,     December 31,   December 31,   December 31,   December 31,
                                                    2005           2004           2003           2002           2001
                                                (Unaudited)
                                                ------------------------------------------------------------------------

Assets
Current assets:
  Cash and cash equivalents                     $        145   $      1,050   $      2,100   $      1,596   $         18
  Accounts receivable, net of
   allowance of $0, $0, $0, $298, $298                   499             60             65            449            424
  Accounts receivable from related party                   -              -              -              -             20
  Other current assets                                   349             16             16             16            482

                                                ------------------------------------------------------------------------
Total current assets                                     993          1,126          2,181          2,061            944
                                                ------------------------------------------------------------------------
Property, plant and equipment:
  Plant and equipment                                 32,660         32,660         32,660         32,660         32,660
  Less - accumulated depreciation                    (31,921)       (31,181)       (29,534)       (27,887)       (26,240)
                                                ------------------------------------------------------------------------
Property, plant and equipment, net                       739          1,479          3,126          4,773          6,420
                                                ------------------------------------------------------------------------
     Total assets                               $      1,732   $      2,605   $      5,307   $      6,834   $      7,364
                                                ========================================================================

Liabilities and partners' deficit
Current liabilities:
  Accounts payable and accrued
   expenses                                     $         64   $         78   $        237   $         32   $         32
  Accounts payable to related party                       85             53            217            240              -
  Current portion of notes payable
    to related party                                   1,512          1,702          3,452          4,052          4,052
  Accrued interest to related party                    2,532          2,532          2,532          2,532          2,532
  Deferred Rent                                          177            353            664          1,043          1,252

                                                ------------------------------------------------------------------------
Total current liabilities                              4,370          4,718          7,102          7,899          7,868
                                                ------------------------------------------------------------------------
Contingencies (Note 6)

Partners' deficit:
  General partner                                        208            213            216            223            229
  Limited partners                                    (5,977)        (5,462)        (5,150)        (4,434)        (3,885)
  Special limited partner (Note 1)                     3,131          3,136          3,139          3,146          3,152
                                                ------------------------------------------------------------------------
     Total partners' deficit                          (2,638)        (2,113)        (1,795)        (1,065)          (504)
                                                ------------------------------------------------------------------------
     Total liabilities and partners' deficit    $      1,732   $      2,605   $      5,307   $      6,834   $      7,364
                                                ========================================================================

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
    (Dollars in thousands, except per Unit value, which is in whole dollars)

                                                            For the years ended,
                                          ---------------------------------------------------------
                                          December 31,   December 31,   December 31,   December 31,
                                             2004            2003           2002           2001
                                          ---------------------------------------------------------
Revenue:
  Sale of electricity                     $      2,468   $      2,080   $      2,205   $      3,011
  Other income                                       6              2             50              9
                                          ---------------------------------------------------------

Total revenue                                    2,474          2,082          2,255          3,020

Costs and expenses:
  Depreciation                                   1,647          1,647          1,647          1,647
  Bad dept expense                                   -           (298)             -            298
  Interest expense                                   -              -              -            155
  Property taxes                                    34             32             33             33
  Easement fees to related party                   257            257            257            257
  Management fees to related party                  25             26             24             24
  Maintenance and other operating costs
   to related and other parties                    534            852            614            551
  Insurance costs                                  154            199            152             60
  Other operating costs                            141             97             89             91
                                          ---------------------------------------------------------

Total costs and expenses                         2,792          2,812          2,816          3,116
                                          ---------------------------------------------------------

Net loss                                  $       (318)  $       (730)  $       (561)  $        (96)
                                          =========================================================

Net loss per Unit                         $       (419)  $       (962)  $       (739)  $       (126)
                                          =========================================================
Number of outstanding Limited
 Partner Units                                     759            759            759            759
                                          =========================================================

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                       UNAUDITED STATEMENTS OF OPERATIONS (Dollars in thousands, except per Unit value, which is in whole dollars)

                                            For the six months ended,
                                           ---------------------------
                                             June 30,       June 30,
                                               2005           2004
                                           ------------   ------------
Revenue:
  Sale of electricity                      $        727   $      1,301
  Other Income                                        5              -
                                           ------------   ------------

Total revenue                                       732          1,301

Costs and expenses:
  Depreciation                                      740            824
  Property taxes                                     16             17
  Easement fees to related party                    129            129
  Management fees to related party                    2             13
  Maintenance and other operating costs
   to related and other parties                     289            292
  Insurance costs                                    44             77
  Other operating costs                              37             92
                                           ------------   ------------

Total costs and expenses                          1,257          1,444
                                           ------------   ------------

Net loss                                   $       (525)  $       (143)
                                           ============   ============
Net loss per Unit                          $       (692)  $       (188)
                                           ============   ============
Number of outstanding Limited
 Partner Units                                      759            759
                                           ============   ============

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                             (Dollars in thousands)

                                                                               Special
                                                     General      Limited      Limited
                                         Total       Partner      Partners     Partners
                                       -------------------------------------------------
Profit and loss allocation                 100.00%        1.00%       98.00%        1.00%
                                       -------------------------------------------------

Balance at December 31, 2000           $     (408)  $      230   $   (3,791)  $    3,153

Net loss                                      (96)          (1)         (94)          (1)
                                       -------------------------------------------------

Balance at December 31, 2001           $     (504)  $      229   $   (3,885)  $    3,152

Net loss                                     (561)          (6)        (549)          (6)
                                       -------------------------------------------------

Balance at December 31, 2002           $   (1,065)  $      223   $   (4,434)  $    3,146

Net loss                                     (730)          (7)        (716)          (7)
                                       -------------------------------------------------

Balance at December 31, 2003           $   (1,795)  $      216   $   (5,150)  $    3,139

Net loss                                     (318)          (3)        (312)          (3)
                                       -------------------------------------------------

Balance at December 31, 2004           $   (2,113)  $      213   $   (5,462)  $    3,136

Net loss (Unaudited)                         (525)          (5)        (515)          (5)
                                       -------------------------------------------------

Balance at June 30, 2005 (Unaudited)   $   (2,638)  $      208   $   (5,977)  $    3,131
                                       =================================================

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                 For the years ended,
                                                                December 31,   December 31,   December 31,   December 31,
                                                                  2004           2003           2002           2001
                                                              ---------------------------------------------------------
Cash Flow From Operating Activities:

Net loss                                                      $       (318)  $       (730)  $       (561)  $        (96)

Reconciliation of net loss to net cash
   provided by operating activities:

Depreciation                                                         1,647          1,647          1,647          1,647

Changes in operating assets and liabilities:
  Accounts receivable                                                    5            384            (25)          (311)
  Accounts receivable from related party                                 -              -             20              -
  Other current assets                                                   -              -            466            (31)
  Accounts payable and accrued expenses                               (159)           205              -             32
  Amount payable to related party                                     (164)           (23)           240           (124)
  Deferred rent                                                       (311)          (379)          (209)          (177)
  Accrued interest payable to related party                              -              -              -            155
                                                              ---------------------------------------------------------

Net cash provided by operating activities                              700          1,104          1,578          1,095

Cash flows used in financing activities - principal payments
  on notes payable to related party                                 (1,750)          (600)             -         (1,095)
                                                              ---------------------------------------------------------
  Net increase (decrease) in cash and cash
   equivalents                                                      (1,050)           504          1,578              -

Cash and cash equivalents at beginning of year                       2,100          1,596             18             18
                                                              ---------------------------------------------------------

Cash and cash equivalents at end of year                      $      1,050   $      2,100   $      1,596   $         18
                                                              =========================================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                      $          -   $          -   $          -   $          -

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
                       UNAUDITED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                  For the six months ended,
                                                                 ---------------------------
                                                                   June 30,       June 30,
                                                                     2005           2004
                                                                 ------------   ------------
Cash Flow From Operating Activities:

Net loss                                                         $       (525)  $       (143)

Reconciliation of net loss to net cash
  used in operating activities:

Depreciation                                                              740            824

Changes in operating assets and liabilities:
  Accounts receivable                                                    (439)          (460)
  Other current assets                                                   (333)          (345)
  Accounts payable and accrued expenses                                   (15)           (77)
  Amount payable to related party                                          33            (27)
  Deferred rent                                                          (176)          (156)
                                                                  ------------   ------------

Net cash used in operating activities                                    (715)          (384)

Cash flows used in financing activities - principal and interest
  payments on notes payable to related party                             (190)          (750)
                                                                 ------------   ------------

  Net decrease in cash and cash equivalents                              (905)        (1,134)

Cash and cash equivalents at beginning of the period                    1,050          2,100
                                                                 ------------   ------------

Cash and cash equivalents at end of period                       $        145   $        966
                                                                 ============   ============
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest                         $          -   $          -

The accompanying notes are an integral part of the financial statements.

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE PARTNERSHIP

Introduction

Zond Windsystem Partners, Ltd. Series 85-C, a California limited partnership (the "Partnership"), was formed on October 25, 1985 to purchase, own and operate a system of 200 Vestas V-17 wind turbine electric generators (the "Turbines"). The electricity generated by the Turbines is sold by the Partnership to its sole customer, Pacific Gas and Electric Company ("PG&E").

Each Turbine has a rated capacity of 90 kilowatts, and the Turbines have an aggregate rated capacity of 18.0 megawatts. The Turbines, together with a substation and power transfer facilities also owned by the Partnership, form an integrated electric power generating facility (the "Windsystem"). The Windsystem is located in Alameda County, California (the "Operating Site").

The Turbines are interconnected by a system of transformers and power transfer lines to a substation owned by the Partnership. The individual power lines from each of the Turbines are fed into step-up transformers, which increase the voltage of the Windsystem's power from 480 volts to 12.5 kilovolts ("kVs"). Additional 12.5 kV power transfer lines carry electricity to the Partnership's substation which steps up the power to 66 kVs. The power generated by the Windsystem is delivered at this voltage to PG&E at the interconnection point located adjacent to the Partnership's substation.

The Windsystem, which became operational in December 1985, was constructed by Zond Construction Corporation IV ("ZCC"), an affiliate of Zond Systems, Inc. ("ZSI"). The Partnership financed its purchase of the Windsystem with cash raised through a private placement of limited partnership units ("Partnership Interests" or "Units") and equipment financing in the form of promissory notes payable to ZCC (the "Purchase Notes"). The Purchase Notes matured in December 2001; however the Purchase Notes remain unpaid. See Notes 2 and 4 below. ZCC's rights under the Purchase Notes were assigned to ZSI, which was later renamed Enron Wind Systems, Inc. ("EWSI"), and subsequently merged into a California limited liability company and renamed Enron Wind Systems, LLC ("EWS"). On January 3, 1997, ZSI's parent company, Zond Corporation, became a wholly-owned subsidiary of Enron Renewable Energy Corp. ("EREC"), which is wholly-owned by Enron Corp. ("Enron"). The general partner of the Partnership (the "General Partner") is Zond Windsystems Management V LLC ("ZWM"), a California limited liability company, which is wholly-owned by EWS. See "Bankruptcy and Mergers" regarding certain affiliated mergers and name changes affecting ZWM, EWSI and EWS.

The business of the Partnership and the respective rights of its partners, including the Partnership's limited partners (the "Limited Partners"), are governed by the First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-C, a California Limited Partnership, entered into on December 23, 1985, (the "Partnership Agreement"). The term of the Partnership Agreement ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement. The Partnership will dissolve effective on the day on which the term of the Partnership ends. Upon the dissolution of the Partnership, the General Partner will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner will file with the Securities and Exchange Commission (the "Commission") a Form 15 to terminate registration of the Units under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Bankruptcy and Mergers

Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On February 20, 2002, EWSI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Additionally, a California limited liability company formed on February 19, 2002 for the purpose of merging with EWSI in anticipation of the sale of Enron's wind turbine manufacturing business also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. EWSI merged with and into such limited liability company on April 19, 2002, and the surviving limited liability company changed its name to Enron Wind Systems, LLC.

On April 12, 2002, Zond Windsystems Management Corporation V, the general partner of the Partnership at such time, merged with and into a second California limited liability company, formed on March 12, 2002, and the surviving limited liability company changed its name to Zond Windsystems Management V LLC. ZWM has not filed for bankruptcy.

On November 17, 2004, the Chapter 11 Plan (the "Plan") relating to the Enron bankruptcy became effective. The Plan provides for Enron and its affiliated debtor companies (including EWS) to sell most of their assets and distribute to their creditors the proceeds of such sales. In connection with the Plan, EWS assumed the Management Agreement (as defined in "Operation and Maintenance Services" below) and that agreement remains in effect.

Sale to General Electric

On April 10, 2002, Enron, Enron Wind Corp. and certain of its subsidiaries, including EWSI, entered into an Amended and Restated Purchase and Sale Agreement in which such entities agreed to sell in an asset sale (the "GE Sale") their wind turbine manufacturing, operation and maintenance and construction businesses to General

Electric Company, acting through its GE Power Systems business ("GEPS"). The GE Sale was consummated on May 10, 2002. EWS and its affiliated companies retained their existing wind power projects, including the general partnership interest in the Partnership. However, effective as of the sale, substantially all of the employees who had been involved in the management of the Partnership transferred to GEPS.

Following the GE Sale, certain Enron personnel who were not formerly involved with the management or operations of the Partnership were appointed to manage and operate the Partnership.


Operation and Maintenance Services

EWS manages the Windsystem pursuant to a Windsystem Management Agreement entered into with the Partnership on November 4, 1985 (the "Management Agreement"). EWS has assumed the Management Agreement in connection with the Plan. The Management Agreement terminates by its terms on December 31, 2005. Prior to May 10, 2002, Enron Wind Maintenance LLC, an affiliate of EWS, provided operation and maintenance services for the Windsystem. On May 10, 2002, in connection with the GE Sale, EWS contracted with GE Wind Energy, LLC to perform certain operation and maintenance services relating to the Windsystem for a period of one year ending on May 10, 2003.

In April 2003, EWS entered into an agreement (the "O&M Agreement") with SeaWest Asset Management Services, LLC ("SeaWest") to provide certain operation and maintenance services relating to the Windsystem beginning in May 2003 and ending in May 2008. If EWS terminates the O&M Agreement prior to the end of its stated term, EWS may be required to pay certain agreed demobilization fees to SeaWest. If EWS is required to pay such fees, EWS may seek recovery from the Partnership of some, or all, of the amount of such fees pursuant to the terms of the Management Agreement. Management currently estimates that the amount of the demobilization fee, if any, for which EWS could seek recovery from the Partnership would not be in excess of approximately $31,000.


Substantial Transactions and Operating Agreements

The accompanying financial statements include substantial transactions with related parties. These transactions are further described in Note 5 below.

A summary of the major operating agreements entered into by the Partnership, directly or indirectly, is set forth below:

(1) The Partnership sells the electric power generated by the Turbines to PG&E under a Power Purchase Agreement (the "Power Agreement"). The Power Agreement was originally entered into between PG&E and Wind Developers,

        Inc. on January 17, 1985 and covered an aggregate of 20 megawatts of generating capacity. In December 1985, Wind Developers, Inc. assigned its rights and obligations under the Power Agreement to ZSI, and ZSI assigned its rights and obligations under the Power Agreement to the Partnership. The term of the Power Agreement ends on the twentieth anniversary of the date of the initial energy deliveries by the Partnership to PG&E, which termination date is on or about December 31, 2005.

        Under the Power Agreement, PG&E is required to purchase all of the electric output from the Turbines. Under the Power Agreement, energy generated is sold for a total price equal to the sum of (i) capacity rates based on forecasts of annual as-available capacity and (ii) energy rates. Through July 15, 2001, the energy rates were based on forecasts of the short run avoided cost of energy for PG&E. In connection with that certain agreement dated as of July 13, 2001 between the Partnership and PG&E (the "PG&E Payment Agreement"), PG&E and the Partnership entered into the Third Amendment to the Power Purchase Agreement, which amended the energy component of the prices to be paid under the Power Agreement to provide that, during the period of July 16, 2001 through the end of the term of the Power Agreement, the energy component is equal to an average price of $0.0537 per kilowatt hour ("kWh") rather than based on the variable short run avoided cost of energy for PG&E.

        The amount of electricity produced by the Turbines depends upon wind speed, which is subject to significant seasonal variations in the Altamont area. Wind speed is generally highest during the summer months and lowest during the winter months. These seasonal variations result in significant variations from month to month in the net power production realized by the Turbines, and therefore result in monthly variations in the amount of electricity sold to PG&E.

(2) Since November 1985, the Partnership has contracted with EWS (or its predecessor) for the operation and maintenance of the Turbines and the performance of certain ancillary management services, such as collection of revenues from PG&E and the administration and payment of all Partnership expenses. Under the provisions of the Management Agreement, the Partnership pays a management fee of 1% of the Partnership's Gross Operating Proceeds. "Gross Operating Proceeds" is defined as all gross receipts from the sale of electricity generated by the Turbines and all amounts paid in lieu of receipts from the sale of electricity (including, without limitation, any proceeds of systems performance or wind resource insurance, casualty loss and business interruption insurance paid in reimbursement of lost revenues and warranty payments in reimbursement of lost revenues), calculated without offset or other deductions of any nature (except for such amounts as may be required to be refunded by the Partnership to PG&E). Under the Management Agreement, EWS is also reimbursed for 115% of the maintenance costs, including labor and material costs that it incurs in the performance of maintenance services, including maintenance services by third parties relating to the Windsystem. See Note 5 below.

(3) The Operating Site is located in Alameda County, California. The Partnership owns the Turbines, including the supporting towers and related concrete support pads and controllers, a power collector system and power substation. The Partnership uses the Operating Site pursuant to an easement granted by ZSI under the terms of the Amended and Restated Wind Park Easement Agreement dated as of July 1, 1986 (the "Wind Park Easement Agreement").

        The Wind Park Easement Agreement, unless earlier terminated, terminates on March 6, 2006; provided, however, that the Partnership's rights under the Wind Park Easement Agreement are subject and subordinate to all of the terms and conditions of the Amended Ground Lease for Wind Park Development on the Rooney Ranch, Alameda County dated October 29, 1985 (the "Ground Lease") by and between the City of Santa Clara (the "City") and ZSI. Pursuant to the terms of the Ground Lease, the Ground Lease terminates twenty (20) years from the date the last wind turbine generator was "placed-in service". The Partnership believes that the last wind turbine generator was "placed-in-service" in December 1985 and that the term of the Ground Lease and, as a result, the term of the Wind Park Easement Agreement, end in December 2005.

        Under the terms of the Ground Lease and the Wind Park Easement Agreement, the City has the option to purchase the Windsystem on December 31, 2005 at a price set forth in the Ground Lease by notifying EWS at least 180 days prior to the end of the year of its intent to make such purchase. In a letter dated June 2, 2005 the City informed Enron Wind LLC, a parent company of EWS, that the City did not wish to exercise the purchase option under the Ground Lease. In addition, the City's available period for notifying EWS of its intent to exercise such purchase option lapsed on July 4, 2005, and no further notice of intent to exercise the purchase option has been provided by the City.

Cash Distributions

The Partnership makes cash distributions in accordance with the terms of the Partnership Agreement. Due to less-than-projected operating results, the Partnership has not distributed any cash during any fiscal year. Under the Purchase Notes, the Partnership cannot make cash distributions to its partners unless certain cash reserve balances are maintained and no events of default exist.

NOTE 2 - GOING CONCERN

The following matters raise substantial doubt about the Partnership's ability to continue as a going concern:

        1. As discussed in Note 4, the Partnership has not had, and does not anticipate that it will have, sufficient cash flows from operations to make payment in full of the outstanding principal and accrued but unpaid interest on the outstanding Purchase Notes. The Partnership continues to be in default of the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interests in the assets of the Partnership. As of June 30, 2005, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. Any such foreclosure by EWS on its security interests in the assets of the Partnership would have a material adverse effect on the Partnership.

        2. As discussed in Note 1, the term of the Partnership ends on December 31, 2005, unless terminated earlier in accordance with the terms of the Partnership Agreement. The Partnership will dissolve effective on the day on which the term of the Partnership ends. Upon the dissolution of the Partnership, the General Partner will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner will file with the Commission a Form 15 to terminate registration of the Units under the Exchange Act.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's accounting records are maintained on the basis used for federal income tax reporting purposes. For purposes of filing with the Commission, the accounting records have been adjusted to reflect accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes

The Partnership is not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss of the Partnership is to be included in the tax returns of the individual partners. The tax returns of the Partnership are subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the partners could be adjusted accordingly.

The tax attributes of the Partnership's net assets flow directly to each individual partner. Individual partners will have different investment bases depending upon the timing and prices of acquisition of Partnership Units. Further, each partner's tax accounting, which is partially dependent upon their individual tax position, may differ from the accounting followed in the financial statements. Accordingly, there could be significant differences between each individual partner's tax basis and their proportionate share of the net assets reported in the financial statements. Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", requires disclosure by a publicly held partnership of the aggregate difference in the basis of its net assets for financial and tax reporting purposes. However, the Partnership does not have access to information about each individual partner's tax attributes in the Partnership, and the aggregate tax basis cannot be readily determined. In any event, management does not believe that, in the Partnership's circumstances, the aggregate difference would be meaningful information.

Cash Equivalents

Cash equivalents are considered to be all highly liquid investments purchased with an original maturity of three months or less.

Property, Plant and Equipment

The Turbines are recorded at cost. The Turbines are depreciated on the straight-line method over a twenty-year life. Capitalized improvements are being depreciated on a straight-line method over a fifteen-year life. Expenditures that materially increase the useful lives of assets are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. Replacement of defective parts or expenditures designed to modify Turbines to improve their productivity are expensed as incurred.

Earnings per Limited Partner Unit

Earnings per Limited Partner Unit are calculated based upon the number of Partnership Interests outstanding during each year.

Fair Value of Financial Instruments

For each class of financial instruments, including cash and cash equivalents, accounts receivable, prepaid insurance and other current assets, accounts payable, accrued expenses and accounts payable to related party, the carrying amount approximates fair value because of the short maturity of those instruments.

The estimated fair value of the Partnership's note payable to related party and accrued interest payable to related party does not approximate the carrying amount as the Partnership is in default of the Purchase Notes. See Note 4 for additional information.

Deferred Rent

The Partnership leases the Operating Site from EWS, pursuant to the Wind Park Easement Agreement, at an amount that accelerates each year over the life of the agreement. The Partnership has recorded rent expense straight line over the life of the lease in the amount of $0.3 million for the years ended December 31, 2001, 2002, 2003 and 2004, respectively, and $0.1 million for the six month period ended June 30, 2005. See Note 1 for additional information.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Electricity Sales and Significant Customer

Power generated by the Windsystem is recognized as revenue upon delivery of power to PG&E at prices as defined in the Power Agreement. All power produced is sold to PG&E under contracts that expire on or about December 31, 2005. PG&E is to deliver payment to the Partnership no later than 30 days from the end of the monthly billing period. See Note 1 for a description of the Power Agreement. Write-offs and or allowances for doubtful accounts are recognized on an account-by-account basis.

NOTE 4 - PURCHASE NOTES

EWS earned interest from the Partnership under the Purchase Notes. The interest rate under the Purchase Notes was 10.75% per annum. Prior to maturity on December 31, 2001, the Purchase Notes were payable in equal semi-annual installments of principal and interest, commencing in 1986. During 2001, 2003 and 2004, and during the first six months of 2005, the Partnership made principal payments to EWS on the Purchase Notes of $1.1 million, $0.6 million, $1.8 million and $0.2 million, respectively. The Partnership did not make principal payments on the Purchase Notes during 2002. At December 31, 2001, approximately $4.1 million of outstanding principal, and $2.5 million of accrued interest, was due to EWS under the Purchase Notes. At December 31, 2002, approximately $4.1 million of outstanding principal, and $2.5 million of accrued interest in arrears, continued to be due to EWS under the Purchase Notes. At

December 31, 2003, approximately $3.5 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2004, approximately $1.7 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At June 30, 2005, approximately $1.5 million of outstanding principal, and $2.5 million of accrued interest in arrears, was due to EWS under the Purchase Notes.

During the period of 1996 through 2001, the Partnership did not pay all of the annually scheduled principal payments due under the Purchase Notes and, notwithstanding the maturity of the Purchase Notes in December 2001, the Partnership has not paid all of the remaining outstanding principal balance on the Purchase Notes. Notwithstanding the terms of the Purchase Notes, the payee under the Purchase Notes required that the Partnership pay only the originally-scheduled interest on the Purchase Notes as established under the original amortization schedules that are attached to the Purchase Notes. The payee under the Purchase Notes did not require the Partnership to pay any additional interest with respect to (i) the portion of the annual principal payments that was due and unpaid at the end of any calendar year during such period and (ii) any principal balance of the Purchase Notes outstanding at any time after the maturity date of the Purchase Notes. As a result of this arrangement, the Partnership paid or has been obligated to pay approximately $2.2 million less in interest through June 30, 2005 than it otherwise would have paid or been obligated to pay in the absence of such arrangement. This arrangement is acknowledged and memorialized in that certain Interest Expense Acknowledgement between the Partnership and EWS dated as of August 30, 2005.

The Partnership is in default under the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interest in the assets of the Partnership, including the Windsystem. As of June 30, 2005, EWS had not notified the Partnership of its intent to foreclose on its security interest. Any such foreclosure by EWS on its security interest in the assets of the Partnership would have a material adverse effect on the Partnership.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

In addition to the Purchase Notes (See Note 4 above), the Partnership had other amounts payable to EWS. Amounts payable to EWS include easement fees related to the Partnership's use of the Operating Site and management fees, maintenance costs and other miscellaneous expenses related to Windsystem operations.

The Partnership has the following related party transactions and relationships:

(1) EWS assigned to the Partnership easement rights to the Operating Site under the Wind Park Easement Agreement (See Note 1 above). The Partnership paid $0.3 million in easement fees during each of the years ended December 31, 2004, 2003, 2002 and 2001, respectively, and $0.1 million in easement fees for the six months ended June 30, 2005 pursuant to the Wind Park Easement Agreement.

(2) The Partnership has a contract with EWS to operate and maintain the Turbines and to perform certain management and administrative services under the Management Agreement (See Note 1 above). The Partnership incurred expenses of $0.6 million, $0.9 million, $0.6 million and $0.6 million during the years ended December 31, 2004, 2003, 2002, 2001, respectively, and $0.3 million for the six months ended June 30, 2005 pursuant to the Management Agreement.

NOTE 6- LITIGATION

PG&E Bankruptcy

On April 6, 2001 PG&E filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, San Francisco Division (the "PG&E Bankruptcy Proceeding"). At the time of this bankruptcy filing, PG&E owed the Partnership $666,626 (the "PG&E Prepetition Payable") in connection with the prior delivery of energy by the Partnership to PG&E under the Power Agreement. In July 2001, the Partnership and PG&E entered into the PG&E Payment Agreement, pursuant to which PG&E agreed to (i) amend the energy component of the prices to be paid under the Power Agreement for the lesser of the term of the Power Agreement or five years, (ii) pay to the Partnership the PG&E Prepetition Payable, together with interest, and (iii) use its best efforts to assume the Power Agreement in the PG&E Bankruptcy Proceeding. Pursuant to the Third Amendment to the Power Purchase Agreement between PG&E and the Partnership dated November 13, 2001, the Power Agreement was amended so that the energy component of the price to be paid under the Power Agreement is equal to an average price of $0.0537 per kWh rather than based on the variable short run avoided cost of energy for PG&E. PG&E assumed the Power Agreement in the PG&E Bankruptcy Proceeding and, by April, 2003 PG&E paid to the Partnership the amount of the PG&E Prepetition Payable, together with interest in the aggregate amount of $50,747.

FERC Investigation

In May 2003, the Federal Energy Regulatory Commission (the "FERC"), pursuant to FERC Docket No. EL03-47-000, began investigating whether the Windsystem and certain other power projects owned by Enron or its affiliates failed to meet the ownership criteria for qualifying small power production facility ("QF") status under the Public Utility Regulatory Policies Act of 1978 ("PURPA") following Enron's acquisition of Portland General Electric Company in 1997. Under PURPA, and the applicable FERC regulations, a power project is not a QF if more than 50% of the equity interest in the project is owned by an electric utility or electric utility holding company. The Partnership and FERC Trial Staff have settled the issues under investigation and entered into a Consent Agreement dated March 10, 2004 (the "Consent Agreement"). The Consent Agreement is available on the FERC website. Pursuant to the Consent Agreement, the Partnership and FERC Trial Staff agree that the Windsystem is a QF notwithstanding Enron's indirect equity interest in the Windsystem and the other contractual relationships between the Partnership and various affiliates of Enron. FERC approved the Consent Agreement effective June 2, 2004.

Avian Fatalities

The Operating Site is located in the Altamont Pass area, which is in Alameda County, California. There are approximately 5,400 operating wind turbines in the Altamont Pass area, including the 200 Turbines owned and operated by the Partnership. The operation of wind turbines in the Altamont Pass area has resulted in a significant number of avian fatalities, including the deaths of certain hawks, eagles and owls, among other birds. Certain of these fatalities may be a violation of law, including The Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act. The Partnership and other turbine operators in the Altamont Pass area have been working together to formulate and implement various measures to reduce the number of avian fatalities. The Partnership intends to take a number of measures to address this issue and, depending on the measures taken, the cost (either direct cost or reduction in revenue) of such measures, and the cost of any actions that may be brought against the Partnership in connection with this issue, may be material to the ongoing operations of the Partnership. In connection with formulating measures to address this avian fatality issue, the Partnership, along with the other Altamont Pass area wind turbine operators, have had ongoing discussions with representatives of the California Department of Fish and Game ("CDFG"), the U.S. Fish and Wildlife Service ("FWS") and the U.S. Department of Justice ("DOJ"), among others. At this point in time, the Partnership is unable to determine whether the measures it expects to take to address the avian fatality concerns applicable to the Operating Site will be satisfactory and whether CDFG, FWS or DOJ will require further action by the Partnership, or will bring any actions against the Partnership.

NOTE 7 - ACCOUNTING PRONOUNCEMENTS

SFAS NO. 150

On May 15, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 150 (FAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS 150 affects an entity's classification of the following freestanding instruments: a) mandatory redeemable instruments; b) financial instruments to repurchase an entity's own equity instruments; and c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS No. 150 did not have an impact on the Partnership's financial position, results of operations or cash flows.

SFAS NO. 149

In April 2003, the FASB issued SFAS No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS 149 amends and clarifies financial accounting and reporting for derivative instruments. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of FAS 149 did not have an impact on the Partnership's financial position, results of operations or cash flows.

SFAS NO. 143

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 (FAS
143), "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This standard addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and that its present value be adjusted in each subsequent period. In addition, an amount equal to the adjustment must be capitalized by increasing the carrying amount of the related long-lived asset, which is depreciated over the remaining useful life of the related asset. The Partnership adopted FAS 143 during the first quarter of 2003 and it did not have an impact on the Partnership's financial position, results of operations or cash flows.

FIN NO. 45

Effective January 1, 2003, the Partnership adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a roll forward of the entity's product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The adoption of this statement did not have an impact on the financial position, results of operations or cash flows of the Partnership.

FIN NO. 46

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51". ("FIN No. 46"). The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The adoption of this statement did not have an impact on the financial position, results of operations or cash flows of the Partnership.

NOTE 8 - RECONCILIATION OF GAAP BASIS AND TAX BASIS FINANCIAL STATEMENTS:

Listed below are the reconciliations between the Partnership's tax basis financial statements and the financial statements included herein for results of operations, partners' deficit balances and total assets:

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-C,
                        A CALIFORNIA LIMITED PARTNERSHIP
         RECONCILIATION OF GAAP BASIS AND TAX BASIS FINANCIAL STATMENTS

                             (Dollars in thousands)

                                                                                       For the years ended December 31,
                                                      For the six months
                                                      ended June 30, 2005        2004         2003         2002         2001
                                                          (Unaudited)
                                                     ---------------------    ------------------------------------------------

Tax basis income                                     $                  37    $   1,018    $     592    $     796    $   1,362
Tax basis depreciation less than
 GAAP depreciation                                                    (740)      (1,647)      (1,647)      (1,647)      (1,647)
Other                                                                  178          311          325          290          189
                                                     ---------------------    ------------------------------------------------
GAAP basis loss                                      $                (525)   $    (318)   $    (730)   $    (561)   $     (96)
                                                     =====================    ================================================

Tax basis partners' deficit                          $              (3,242)   $  (3,278)   $  (4,296)   $  (4,888)   $  (5,680)
Cumulative tax depreciation and basis reduction
 in excess of cumulative GAAP losses                                   604        1,165        2,501        3,784        5,176

                                                     ---------------------    ------------------------------------------------
GAAP basis partners' deficit                         $              (2,638)   $  (2,113)   $  (1,795)   $  (1,065)   $    (504)
                                                     =====================    ================================================

Tax basis total assets                               $                 993    $   1,126    $   2,181    $   2,012    $     937
Cumulative tax depreciation and basis reduction
 in excess of GAAP depreciation                                        739        1,479        3,126        4,773        6,420
Other                                                                    -            -            -           49            7

                                                     ---------------------    ------------------------------------------------
GAAP basis total assets                              $               1,732    $   2,605    $   5,307    $   6,834    $   7,364
                                                     =====================    ================================================

NOTE 9 - UNAUDITED QUARTERLY FINANCIAL INFORMATION:

                                                             2005
                                               --------------------------------
                                                First Quarter    Second Quarter
                                               --------------    --------------
Revenue:
  Sale of electricity                          $          120    $          607
  Other Income                                              4                 1
                                               --------------    --------------

Total revenue                                             124               608

Costs and expenses:
  Depreciation                                            370               370
  Bad dept expense
  Interest expense
  Property taxes                                            8                 8
  Easement fees to related party                           64                65
  Management fees to related party                          1                 1
  Maintenance and other operating costs
   to related and other parties                           124               165
  Insurance costs                                          22                22
  Other operating costs                                    28                 9
                                               --------------    --------------

Total costs and expenses                                  617               640
                                               --------------    --------------

Net loss                                       $         (493)   $          (32)
                                               ==============    ==============

Net loss per Unit                              $         (650)   $          (42)
                                               ==============    ==============

Number of outstanding Limited
 Partner Units                                            759              759



                                                                                 2004
                                                   ---------------------------------------------------------------
                                                   First Quarter    Second Quarter  Third Quarter   Fourth Quarter
                                                   -------------    --------------  -------------   --------------
Revenue:
  Sale of electricity                              $         223    $        1,078  $         993   $          174
  Other Income                                                 -                 -              -                6
                                                   -------------    --------------  -------------   --------------

Total revenue                                                223             1,078            993              180

Costs and expenses:
  Depreciation                                               412               412            411              412
  Bad dept expense
  Interest expense
  Property taxes                                               9                 8              8                9
  Easement fees to related party                              64                65             64               64
  Management fees to related party                             2                11             10                2
  Maintenance and other operating costs
   to related and other parties                              135               157            119              123
  Insurance costs                                             38                39             38               39
  Other operating costs                                       28                65             24               24
                                                   -------------    --------------  -------------   --------------

Total costs and expenses                                     688               757            674              673
                                                   -------------    --------------  -------------   --------------

Net income (loss)                                  $        (465)   $          321  $         319   $         (493)
                                                   =============    ==============  =============   ==============

Net income (loss) per Unit                         $        (613)   $          423  $         421   $         (650)
                                                   =============    ==============  =============   ==============
Number of outstanding Limited
 Partner Units                                               759               759            759              759
                                                   ---------------------------------------------------------------

                                                                                 2003
                                                   ---------------------------------------------------------------
                                                   First Quarter    Second Quarter  Third Quarter   Fourth Quarter
                                                   -------------    --------------  -------------   --------------
Revenue:
  Sale of electricity                              $         201    $          785  $         834   $          260
  Other Income                                                 2                 -              -                -
                                                   -------------    --------------  -------------   --------------

Total revenue                                                203               785            834              260

Costs and expenses:
  Depreciation                                               412               412            411              412
  Bad dept expense                                                            (298)
  Interest expense
  Property taxes                                               7                 9              8                8
  Easement fees to related party                              64                65             64               64
  Management fees to related party                             2                 8              8                8
  Maintenance and other operating costs
   to related and other parties                              182               207            150              313
  Insurance costs                                             50                50             50               49
  Other operating costs                                       20                23             31               23
                                                   -------------    --------------  -------------   --------------

Total costs and expenses                                     737               476            722              877
                                                   -------------    --------------  -------------   --------------

Net income (loss)                                  $        (534)   $          309  $         112   $         (617)
                                                   =============    ==============  =============   ==============

Net income (loss) per Unit                         $        (704)   $          407  $         148   $         (813)
                                                   =============    ==============  =============   ==============
Number of outstanding Limited
 Partner Units                                               759               759            759              759
                                                   ---------------------------------------------------------------



                                                                                 2002
                                                   ---------------------------------------------------------------
                                                   First Quarter    Second Quarter  Third Quarter   Fourth Quarter
                                                   -------------    --------------  -------------   --------------
Revenue:
  Sale of electricity                              $         176    $          949  $         809   $          271
  Other Income                                                 1                40              6                3
                                                   -------------    --------------  -------------   --------------

Total revenue                                                177               989            815              274

Costs and expenses:
  Depreciation                                               412               412            411              412
  Bad dept expense
  Interest expense
  Property taxes                                               9                 9              7                8
  Easement fees to related party                              64                65             64               64
  Management fees to related party                             2                10              8                4
  Maintenance and other operating costs
   to related and other parties                              171               123            163              157
  Insurance costs                                             38                38             37               39
  Other operating costs                                       24                30              5               30
                                                   -------------    --------------  -------------   --------------

Total costs and expenses                                     720               687            695              714
                                                   -------------    --------------  -------------   --------------

Net income (loss)                                  $        (543)   $         (302) $         120   $         (440)
                                                   =============    ==============  =============   ==============

Net income (loss) per Unit                         $        (715)   $         (398) $         158   $         (580)
                                                   =============    ==============  =============   ==============

Number of outstanding Limited
  Partner Units                                              759               759            759              759
                                                   ---------------------------------------------------------------

                                                                                 2001
                                                   ---------------------------------------------------------------
                                                   First Quarter    Second Quarter  Third Quarter   Fourth Quarter
                                                   -------------    --------------  -------------   --------------
Revenue:
  Sale of electricity                              $         569    $        1,098  $       1,084   $          260
  Other Income                                                 -                 1              4                4
                                                   -------------    --------------  -------------   --------------

Total revenue                                                569             1,099          1,088              264

Costs and expenses:
  Depreciation                                               412               412            411              412
  Bad dept expense                                           149               149              -                -
  Interest expense                                            52                51             26               26
  Property taxes                                               8                 9              8                8
  Easement fees to related party                              64                65             64               64
  Management fees to related party                             2                 8             16               (2)
  Maintenance and other operating costs
   to related and other parties                              169               122            169               91
  Insurance costs                                             15                15             15               15
  Other operating costs                                       28                14             13               36
                                                   -------------    --------------  -------------   --------------

Total costs and expenses                                     899               845            722              650
                                                   -------------    --------------  -------------   --------------

Net income (loss)                                  $        (330)   $          254  $         366   $         (386)
                                                   =============    ==============  =============   ==============

Net income (loss) per Unit                         $        (435)   $          335  $         482   $         (509)
                                                   =============    ==============  =============   ==============
Number of outstanding Limited
  Partner Units                                              759               759            759              759
                                                   ---------------------------------------------------------------